SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

11 JULY 2003

 AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
 South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD REPORT FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2000,
             PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR



ANGLOGOLD LIMITED
Registration No. 05/17354/06
Incorporated in the Republic of South Africa

REPORT
FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2000

HIGHLIGHTS

Company results for the quarter

- Overall improvement in performance is reflected in a 10% increase in operating profit in rand terms.
- Gold production increases by 3% to 1.8 million oz.
- Total cash costs are reduced by 5% to US$207/oz.
- Increased deferred tax and reduced interest, together, reduce headline earnings by 0.4% to R458 million.

Regional operating results for the quarter

SOUTH AFRICA

- A strong recovery at Great Noligwa and TauTona, achieving many of the objectives set at last quarter end, and an increase in gold production of 19% and 16% respectively.
- Corrective action in place at Bambanani, Elandsrand and Joel but more work is needed.
- Gold production rises by 25,000 oz.
- Volume and value productivity indices improve, despite a 2% decline in grade.
- Costs and tax reduce headline earnings marginally by 1%.

AFRICA

- Record production and a 12% improvement in total cash costs at Sadiola.
- Continued good performance at Navachab.
- First gold is poured at Geita, three months ahead of schedule.

NORTH AMERICA

- Lower grades and continued bad weather reduce production at Jerritt Canyon by 4%, but production losses for the first two quarters will be recovered by year end.
- Gold production increases by 16% at CC&V.
- Leach pad extension at CC&V is due for completion ten weeks early.

SOUTH AMERICA

- Gold production is 1% up to 105,000oz.
- Total cash costs are 5% lower at US$133/oz.

AUSTRALASIA

- Sunrise Dam overcomes its first quarter problems and increases production by 5% to 49,000oz.
- Production is up at Pine Creek and Tanami, but slightly lower at Boddington.

Growth and market development

- AngloGold buys a 25% stake in OroAfrica, South Africa's largest gold jewellery producer. It has a strategic partnership with Filk, the world's largest gold chain producer, and provides excellent growth opportunities in South Africa and worldwide.
- Project AuTEK is launched to develop new industrial uses for gold, and a gold catalysis symposium is planned for next year.

Company results for the half year

- Operating profit virtually unchanged at R1,570 million.
- Headline earnings before deferred tax rate adjustment down 7% due to lower interest and earnings from associates.
- Attributable profit down 48% due to the inclusion of abnormal items in the previous period.
- A dividend of R7.50 per share is declared, giving a 6% yield on a share price of R269 per share.

		Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Six months ended June 1999	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Six months ended June 1999
		Rand/Metric				Dollar/Imperial			
Gold									
Produced	– kg/oz 000	55,957	54,509	110,466	107,150	1,799	1,752	3,551	3,445
Revenue	– R/kg/US$/oz sold	66,192	63,986	65,096	61,398	300	315	308	312
Total cash costs	– R/kg/US$/oz produced	45,745	44,569	45,165	41,031	207	219	214	209
Total production costs	– R/kg/US$/oz produced	52,737	51,022	51,891	46,753	239	251	245	238
Operating profit	– R/US$ million	821	749	1,570	1,565	119	118	237	256
Net capital expenditure	– R/US$ million	356	273	629	558	52	43	95	91
Attributable profit	– R/US$ million	424	430	854	1,629	61	67	128	266
Attributable earnings	– cents per share	397	402	799	1,665	57	62	120	272
Headline earnings	– cents per share	429	431	859	1,475	62	67	129	241
Headline earnings before deferred taxation rate change	– cents per share	426	431	858	1,005	62	67	129	164
Dividends	– cents per share			750	900			110	149

Certain forward-looking statements

Certain statements contained in this document, including without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.



Published by AngloGold's
Corporate Communications Department

PO Box 62117
Marshalltown
2107
South Africa

Telephone: +27 11 637 6147
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

LETTER FROM THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

Dear Shareholder

The results reported for the second quarter reflect good operating performance. Gold production improved by 3% to 1.8 million ounces; both cash and total costs reduced by 5%, and operating profit increased by 10%. In the context of the 5% decline in the dollar price received for gold sold this quarter, this is encouraging. Increased taxation, a result of improved operating profits in South Africa, and lower interest earned, a consequence of the significant investments in growth now being made by the company, have produced attributable profit and headline earnings down 1% on the previous quarter.

The Board has declared an interim dividend for the half year of R7.50, representing a dividend yield of 6% on today's price of R269.

It is particularly pleasing to note the improved performance of the South African mines, with the two major profit producers, Great Noligwa and TauTona, increasing their gold output by 19% and 16% respectively, and recording significant advances in all key efficiency measures. While the corrective actions indicated last quarter have been implemented at the Bambanani, Elandsrand and Joel mines, and some improvements are evident, further work is still necessary. At the end of the last quarter we published a separate report on the South African operations, setting out plans for correcting the performance of these five operations. Today we are releasing another report, providing an update on the progress to date at these mines*. For the South African Region as a whole, gold production improved by 2%, and both the volume and value measures of labour productivity rose by 11% and 4% respectively, notwithstanding an average grade that was 2% lower than the previous quarter.

It is equally encouraging that this quarter saw the South African mines record their lowest ever rate of lost time injuries and their best performance in regard to fatal accidents. This is clear evidence of what can be achieved, and we hope this will spur management and employees to sustained and increased efforts in this area.

Operating profit for the half year to June at R1,570 million is comparable to the first half of 1999, although headline earnings before the deferred tax adjustment at R916 million were down 7% from R983 million. This was as a consequence of lower net interest earnings and lower earnings from associates. Attributable profit is 48% down on the first half of 1999 due to the effect of a deferred tax rate change, which was reduced by the write-off of goodwill included in the previous year.

During the first half of this year AngloGold laid some important foundations for the company's future growth. The acquisition of significant stakes in the Morila and Geita mines in Mali and Tanzania respectively, as well as the commencement of the Yatela project in Mali will see the African Region becoming the company's second largest source of earnings after South Africa. The major pit expansion at Sunrise Dam in Australia secures significant production for a number of years to come.

The e-commerce venture, GoldAvenue, and the acquisition of a 25% stake in South Africa's largest gold jewellery manufacturer, OroAfrica, both announced during the quarter, provide AngloGold with skilled and experienced partners and are a further demonstration of AngloGold's commitment to extracting value from its product beyond the current limits of mining.

We are equally enthusiastic about gold's potential to contribute to a cleaner, healthier environment in the future. During the quarter, we launched Project AuTEK, an equal joint venture between AngloGold and Mintek, South Africa's national metallurgical research organization, to develop gold's application in catalysis and other environmentally sensitive industrial uses.

We remain convinced that, in today's gold market, the future of the industry rests with the companies that have the energy and determination to innovate, to invest in and to lead their industry.

*This report is available on the AngloGold website, http://www.anglogold.com

NICKY OPPENHEIMER
Chairman

BOBBY GODSELL
Chief Executive Officer

26 July 2000

SUMMARY OF OPERATIONS

SOUTH AFRICA

Overall performance

Productivity and efficiency indicators for the operations in the South African Region have shown most encouraging improvements. Measured in square metres per employee, productivity was up by 11% quarter-on-quarter, while efficiency, measured in grams per employee, increased by 4% despite average grade recovered being 2% lower quarter-on-quarter.

Significantly improved performance at Great Noligwa and TauTona, together with continued strong performances from Kopanang, Tau Lekoa, Tshepong, Savuka and Ergo, resulted in gold production increasing by approximately 2% over the previous quarter to 42,640 kilograms (1.4 million oz).

Total cash costs at R47,574 per kilogram (US$216 per ounce) were contained to a 2% increase over the previous quarter, notwithstanding an 8% increase in area mined and a 3% increase in development activity.

We regret to report the death of ten employees during the quarter. Importantly, however, we note the significant improvement in the safety performance of the South African Region over the previous quarter and the corresponding period last year. The number of lost time injuries for the quarter is the lowest on record, improving by 19 on the previous best record in the last quarter of 1999. It is very encouraging to note that in the quarter both Moab Khotsong and Great Noligwa recorded lost time injury frequency rates below the Ontario benchmark.

Mine performance

Production levels at **Great Noligwa** improved in the second quarter. Gold production was 19% higher with improvements in both area mined and grade. **Kopanang** had an excellent second quarter, improving gold production and labour efficiencies over the previous quarter. **Tau Lekoa** reports excellent results with gold production 8% above the previous quarter and all efficiency parameters exceeding the levels reported for the March quarter.

Gold output at **Bambanani** fell by 7% over the previous period, mainly due to continued disappointing grades. At **Tshepong**, production and efficiency (measured in square metres and grams per employee) showed significant improvement over the previous quarter, increasing by 12% and 15% respectively. The results at **Matjhabeng** reflect the scaling down of operations, prior to shaft closures.

Despite a significant increase in mining volume at **Joel**, a drop of 11% in the grade and problems in the gold recovery system led to an 8% decrease in gold production against the previous quarter.

Management focus on the most profitable mining panels at **TauTona** helped improve the area mined, grade and gold production (which increased by 16%) over the previous quarter. All efficiency parameters showed improvements. Despite high levels of seismicity at **Savuka**, the operation maintained mining volume and gold output at the previous quarter's levels.

Mponeng was unable to sustain the exceptionally high gold production of the previous quarter. Seismicity caused the loss of high grade areas and volumes were increased from lower grade areas to replace the lost production. The equipping programme at the **Mponeng** deepening project has been completed ahead of schedule. Gold output at **Elandsrand**, despite a volume increase, was 6% down on the previous quarter as a result of lower grades mined. Damage to high grade faces through seismicity, coupled with a drop in ore values in the eastern section, contributed to the lower gold performance at **Deelkraal.**

Ergo improved its efficiencies and profit performance over the previous quarter despite various production delays experienced this quarter.

AFRICA

Sadiola (38%) has had an excellent quarter with gold production up 17% to a quarterly record of 62,000 ounces. This was largely achieved as a result of a record milled throughput of 558,000 tonnes and a 10% increase in recovered grade. Total cash costs improved by 12% to US$107 per ounce. Unit total cash costs for the first quarter have been restated to reflect a change in estimating stockpiles. The mine has now achieved a record 245 days without a disabling injury.

The government of Mali has approved the **Yatela** shareholders' and operator agreements. The construction and mining contracts have been awarded with the construction earthworks having started on schedule. The first gold production is scheduled for June 2001.

Navachab had another good quarter with production of 17,600 ounces at a similar level to the previous quarter. Total cash costs improved by 4% to US$208 per ounce. The mine has had no disabling injuries during the year. The operation retained its NOSA five-star safety rating.

The transaction relating to the purchase of an effective 40% interest in the **Morila** project in Mali from Randgold Resources was completed on 3 July 2000. AngloGold has been appointed the operator of the mine. Construction, which began in 1999, is 70% complete and stockpiling of ore for commissioning is in progress. The first gold pour at Morila is expected during October.

AngloGold and Ashanti announced on 26 June 2000 that they had signed an agreement in respect of the acquisition by AngloGold of a 50% interest in the **Geita** project in Tanzania. The transaction, which is subject to regulatory, governmental, Ashanti shareholder and bank creditor approvals, is expected to be completed by the end of September this year. The two companies have also agreed the terms of a joint venture agreement that will govern how the two partners will jointly operate the Geita project. Geita is currently being commissioned and achieved its first gold pour during June, three months ahead of schedule. Under the current mine plan, annual production is estimated at 500,000 ounces at an operating total cash cost of under US$180 per ounce. The official opening of the mine is scheduled for 3 August 2000.

NORTH AMERICA

At **Jerritt Canyon** (70%), the second quarter's production, at 57,000 ounces, was some 4% lower than the first quarter. The mill grade was 4% lower than the first quarter. Tonnage processed in the second quarter continued to be affected by wet weather conditions and was approximately 2% higher than the first quarter, but lower than expectations. Production lost during the first half of the year will be recovered in the next six months. Additionally, following the conclusion of an ore purchase agreement with Cortez, production is expected to be further increased by some 30,000 ounces over the rest of the year.

Total cash costs for the second quarter were US$199 per ounce, 7% higher than the first quarter, owing to increased underground mining costs and decreased grades.

Production at **Cripple Creek & Victor** (67%, with a 100% interest in production ounces, subject to contractual obligations by the joint venture partners) was 63,000 ounces, 16% higher than the first quarter. Despite unanticipated expenditure arising from costs incurred to counter the cyanide ban initiative in Colorado and increased diesel fuel prices, total cash costs were US$193 per ounce, some 4% lower than the first quarter.

Phase 3 of the leach pad expansion was 95% complete at quarter-end. The project will be completed under budget and ten weeks ahead of schedule.

Field exploration work will begin in Alaska and Canada this summer following completion of two joint venture agreements during the second quarter.

SOUTH AMERICA

Gold production at the South American operations – Morro Velho (100%), Serra Grande (50%) and Cerro Vanguardia (46.25%) – was marginally higher than the previous quarter at 105,000 ounces. This is attributable to higher volumes of production at Serra Grande and Cerro Vanguardia and improved grade at Cerro Vanguardia and Morro Velho.

Total cash costs for the quarter were 5% lower than the first quarter at US$133 per ounce, chiefly because of lower costs at Morro Velho and Cerro Vanguardia and the higher production levels at Serra Grande and Cerro Vanguardia. Capital expenditure was some US$2 million higher than the previous quarter.

Implementation of the NOSA system at the mining operations is under way and appears to be yielding positive results: at Cerro Vanguardia the improving trend noted last quarter continues and Serra Grande remains below the Ontario benchmark although Morro Velho has yet to achieve this target.

In Brazil, drilling at the Corrego de Sitio project has defined a new area of high grade oxide mineralization at Carvoaria Velha. Highly encouraging results have also been obtained in Colombia where AngloGold is in a joint venture with Conquistador Mines.

AUSTRALASIA

Although some residual impacts of the cyclonic rains that disrupted activities during the first quarter continued to be felt in the current quarter, production increased to 123,000 ounces (4% increase on the previous quarter).

Sunrise Dam (100%) lifted production to 49,000 ounces which is 5% up on the previous quarter. However, higher activity levels to replenish ore stockpiles that had been depleted during the previous quarter when rain restricted mining, added to total cash operating costs and increased the unit rate to A$365 (US$215) per ounce. If the stock build component is excluded from total cash costs, the rate falls to below A$300 (US$177) per ounce, which is in line with the mine's performance profile in the longer term. The expansion of the operation, which was approved in April, is proceeding on schedule. The key mining contract has been awarded and mobilisation of the expanded mining fleet has begun. Award of the contract for the upgrade of the plant is imminent, with construction expected to commence in August.

Production from the **Pine Creek** (100%) operations increased by 4% to 42,000 ounces. With operations recovering from the record wet season, Union Reefs lifted production by 13% to 29,000 ounces. Nowithstanding this improvement, the mine has continued to contend with low head grades from ore being mined in predominantly cut-back areas of the pit. As a consequence, production has been below expectations and, although total cash costs fell by 7% relative to the previous quarter, they are still high at A$449 (US$264) per ounce. Mining has now ceased at Brocks Creek and all processing is from stockpiles. Production for the quarter was 12,000 ounces at a total cash cost of A$325 (US$191) per ounce. Site rehabilitation is progressing in accordance with plans, which will see all operations cease during the December quarter of this year.

At **Boddington** (33.3%), production of just under 20,000 ounces was slightly less than the previous period. The oxide mine is now in the final phase of its life and, with ore being sourced from low-grade remnant ore blocks and stockpiles, head grades have been low, resulting in a 10% increase in total cash costs to A$385 (US$227) per ounce. New resource and reserve estimates have been made for the Boddington Expansion Project (Wandoo). The resource now totals 720 million tonnes at 0.84 grams/tonne gold and 0.11% copper for 19.7 million ounces of gold (up 28%). The reserve totals 390 million tonnes at 0.87 grams/tonne gold and 0.12% copper for 10.9 million ounces of gold. The expansion feasibility study is progressing rapidly with completion of the full feasibility anticipated late in the third quarter.

Although the **Tanami** mine (40%) continued to feel the impact of the heavy rain during the March quarter, production still increased in the June quarter by 21% (to 12,000 ounces) and total cash costs were reduced by 12% to A$449 (US$264) per ounce.

Field exploration activities resumed during the quarter. The most encouraging results have been obtained from drilling on the Coyote discovery in the Tanami Desert which remains open at depth and along strike.

GOLD MARKET

The second quarter saw the gold market considerably quieter than in the first three months of the year. The market opened under pressure from disappointing long positions, but physical demand once again steadied the price at around $270 per ounce and allowed the market to regroup. The gold price closed the quarter in the high $280s, and the average price for the quarter was $280 per ounce, compared with $290 in the first quarter.

By contrast, the currency market saw considerable action. After weakening by almost 8% against a strong US dollar during the first quarter of the year, the rand lost a further 10% early in the second quarter to touch a record low of almost R7.20 to the dollar before recovering to close at around R6.80. The average of R6.87 for the quarter compares with the first quarter average of R6.30 to the dollar. The South African spot price of gold averaged R61,830 per kilogram for the period compared with R58,750 for the previous quarter.

The physical markets for gold presented no surprises during this quarter. Demand in the major markets remained healthy, allowing for seasonally quiet periods in the developed markets, and the pre-monsoon lull in India.

On the supply side, the Swiss National Bank commenced their planned sales of reserves without any particular negative reaction by the market, reflecting the degree to which official selling in terms of the Washington Agreement is accepted by market participants as an integral part of our market today. The ongoing sales of gold by the United Kingdom remain an anomaly in this respect, because of the method of selling by fixed auction into a traded market. This has the effect of requiring the market to absorb the metal in a manner at variance with otherwise effective market conventions.

Notwithstanding the early weakness in the gold price, the quarter gave clear signals of underlying support levels for gold in the market. The market has consistently held up against the pressures of short selling at around US$270 per ounce and has consistently managed to regroup above US$280 per ounce. This support level underlines the importance of healthy and reliable physical demand for the metal. The positive impact of this support has been clear for some time, although market turmoil last year perhaps concealed the full value of physical demand for some months in 1999.

Combined with the steady physical support, lower levels of speculative trading in gold this past quarter have contributed to a tighter trading range than has been seen for some time. The withdrawal of certain managed funds from the market has been a significant element in the reduced levels of speculative activity. Looking further forward, as long as physical demand continues to provide floor price support, there is likely to be greater potential for gold on the upside than on the downside. With limited fund selling and little likelihood of any recurrence of the large incremental hedge sales by some gold producers in 1999, there is probably substantially less liquidity on the upside, and sustained buying would be unlikely to meet the resistance of heavy selling that has occurred in recent years.

The AngloGold open hedge position as at the end of June 2000 is shown overleaf. The net exposure in the hedge reflects some new hedge cover entered into for the Yatela, Morila and Geita projects, and a higher quarter-end spot price ($288 per ounce against $279 at the end of March) off which the hedge delta tonnage is calculated.

GOLD MARKET

NET DELTA OPEN HEDGE POSITION AS AT 30 JUNE 2000

As at 30 June 2000, the group had outstanding the following net forward pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar rate of 6.78 available on 30 June 2000.

	Kilograms sold	Forward price rand per kg	Forward price US$ per oz	Ounces sold (000)
12 months ending				
31 December 2000	90,820	66,082	297	2,920
2001	102,447	75,099	327	3,294
2002	87,131	82,384	339	2,801
2003	57,189	88,099	339	1,839
2004	32,767	95,343	342	1,053
January 2005 – December 2009	107,614	121,530	350	3,460
Total	477,968	88,111	331	15,367

The marked to market value of all hedge transactions making up the hedge positions in the above table was R7.5 million (US$1.1 million) as at 30 June 2000. The value was based on a gold price of US$288 per ounce, exchange rates of R/US$ 6.78 and US$/AU$ 0.60 and the prevailing market interest rates and volatilities at the time.

As at 26 July 2000, the marked to market value of the hedge book was R713 million (US$102 million) based on a gold price of US$279 per ounce and exchange rates of R/US$6.97 and US$/AU$0.59 and the prevailing market interest rates and volatilities at the time.

ANGLOGOLD HEDGE POSITION AS AT 30 JUNE 2000

Year		2000	2001	2002	2003	2004	2005–2009	Total
DOLLAR GOLD								
Forward Contracts	Amount (kg)	72,742	43,941	31,271	27,316	18,399	68,454	262,123
	US$ per oz	$287	$328	$330	$336	$338	$351	$324
Put Options Purchased	Amount (kg)	2,177	3,110	3,110	4,977	1,866		15,240
	US$ per oz	$327	$396	$407	$362	$433		$382
	*Delta (kg)	1,607	2,942	2,744	2,954	1,456		11,703
Put Options Sold	Amount (kg)	11,975						11,975
	US$ per oz	$283						$283
	*Delta (kg)	4,207						4,207
Call Options Purchased	Amount (kg)	16,174	1,555					17,729
	US$ per oz	$334	$350					$335
	*Delta (kg)	594	360					954
Call Options Sold	Amount (kg)	27,358	8,731	11,885	10,463	3,303	3,938	65,678
	US$ per oz	$304	$357	$373	$372	$342	$347	$339
	*Delta (kg)	11,496	1,962	3,198	3,800	2,017	2,743	25,216
RAND GOLD								
Forward Contracts	Amount (kg)	104	36,530	33,787	10,635	6,427	15,879	103,362
	Rand per kg	R2,044,676	R75,067	R80,159	R84,202	R88,942	R133,729	R89,530
Put Options Purchased	Amount (kg)	622	1,244					1,866
	Rand per kg	R69,059	R75,522					R73,368
	*Delta (kg)	467	855					1,322
Put Options Sold	Amount (kg)	775						775
	Rand per kg	R60,131						R60,131
	*Delta (kg)	81						81
Call Options Purchased	Amount (kg)	3,885						3,885
	Rand per kg	R62,443						R62,443
	*Delta (kg)	2,483						2,483
Call Options Sold	Amount (kg)	12,913	18,214	14,357	4,519	1,875	4,994	56,872
	Rand per kg	R68,629	R78,116	R87,002	R93,765	R93,602	R113,695	R83,083
	*Delta (kg)	1,764	4,867	4,790	1,941	1,358	3,406	18,126
AU DOLLAR GOLD								
Forward Contracts	Amount (kg)	10,264	12,106	12,597	10,731	3,110	36,391	85,199
	AU$ per oz	AU$510	AU$550	AU$623	AU$570	AU$532	AU$612	AU$584
Call Options Purchased	Amount (kg)	4,043	4,121	6,687	778		36,391	52,020
	AU$ per oz	AU$705	AU$717	AU$728	AU$703		AU$686	AU$696
	*Delta (kg)	260	396	1,256	188		19,259	21,359
RAND DOLLAR (000)								
Forward Contracts	Amount (US$)	230,414	20,000	20,000				270,414
	ZAR per US$	R6.59	R6.14	R6.48				R6.55
Put Options Purchased	Amount (US$)	77,500	20,000					97,500
	ZAR per US$	R6.71	R6.90					R6.75
	*Delta (US$)	27,595	8,532					36,127
Put Options Sold	Amount (US$)	50,000						50,000
	ZAR per US$	R6.46						R6.46
	*Delta (US$)	12,008						12,008
Call Options Purchased	Amount (US$)	5,030	10,470	5,450				20,950
	ZAR per US$	R5.85	R6.15	R6.48				R6.16
	*Delta (US$)	4,918	9,150	4,454				18,522
Call Options Sold	Amount (US$)	156,500	45,670	33,450	8,000			243,620
	ZAR per US$	R6.80	R6.81	R7.06	R6.94			R6.84
	*Delta (US$)	82,032	27,753	21,942	6,536			138,263

*The delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2000.

NOTES

1. The results included herein for the quarter and six months ended 30 June 2000, which are unaudited, have been prepared using accounting policies which are in accordance with the standards issued by the International Accounting Standards Committee and the South African Institute of Chartered Accountants. Where appropriate, comparative figures have been restated.

2. During the quarter 18,400 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 30 June 2000 to 107,014,687.

3. Last quarter it was reported that AngloGold had entered into a non-binding heads of agreement for the acquisition of a 50% joint venture interest in the Geita project in Tanzania from Ashanti Goldfields Company Limited (Ashanti). On 26 June 2000 it was announced that the formal agreement had been signed with Ashanti. The transaction, which is subject to regulatory and governmental approvals as well as Ashanti shareholders' and bank creditor ratifications, is expected to be completed by the end of September 2000.

4. The agreement for the previously announced purchase from Randgold Resources Limited of a 40% interest in the Morila gold mining project in Mali was signed on 29 May 2000 and payment of the purchase price of US$132 million was effected on 3 July 2000.

5. An agreement for a revolving credit facility of US$120 million was concluded with Crédit Agricole Indosuez on 28 June 2000. The facility is intended for general corporate purposes, including overseas investments as approved by the South African Reserve Bank.

6. Earnings per share have been calculated using the weighted average number of ordinary shares in issue.

7. Orders placed and outstanding on capital contracts as at 30 June 2000 totalled R126.9 million, equivalent to US$18.7 million at the rate of exchange ruling on that date.

8. **Dividend**

   The directors have today declared Interim Dividend No. 88 of 750 (1999: 900) South African cents per ordinary share for the six months ended 30 June 2000. Payment details are as follows:

   To registered holders of ordinary shares

	South African and United Kingdom share registers	Australian share register
	2000	2000
Ex-dividend date	Monday, 14 August	Monday, 7 August
Last day to register for dividend and for change of address or dividend instruction	Friday, 11 August	Not applicable
Record date	Friday, 11 August	Friday, 11 August
Registers closed from to (inclusive)	Saturday, 12 August Saturday, 19 August	Not applicable Not applicable
Currency conversion date	Monday, 14 August for UK pounds	Monday, 14 August for Australian dollars
Dividend cheques posted	Thursday, 21 September	Thursday, 21 September
Payment date of dividend	Friday, 22 September	Friday, 22 September

To holders of American Depositary Shares

(Each American Depositary Share (ADS) represents one-half of an ordinary share)

	2000
Ex-dividend on New York Stock Exchange	Wednesday, 9 August
Record date	Friday, 11 August
Approximate date for currency conversion into US dollars	Friday, 22 September
Approximate payment date of dividend	Monday, 2 October

For illustrative purposes, the dividend payable on an ADS was equivalent to 53.89 US cents at the rate of exchange ruling on Tuesday, 25 July 2000. This compares with the interim dividend of 74.07 US cents per ADS paid on 4 October 1999.

9. Additional information to be disclosed to the Australian Stock Exchange in terms of the requirements of that Exchange, will be made available on the Internet and in printed format from the investor relations contacts, whose details, along with the website address, appear at the end of this document.

By order of the Board

N F OPPENHEIMER   **R M GODSELL**
Chairman   *Chief Executive Officer*

26 July 2000

GROUP OPERATING RESULTS

Issued Capital: 107,014,687 ordinary shares of 50 cents each

2,000,000 A redeemable preference shares

778,896 B redeemable preference shares

All the preference shares are held by a wholly owned subsidiary company

Statistics are shown in metric units and financial figures in South African rand.

			Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Six months ended June 1999
GOLD						
UNDERGROUND OPERATIONS						
Tonnes milled	- 000	- reef	5,354	5,118	10,472	10.696
		- waste	48	76	124	312
		- total	5,402	5,194	10,596	11.008
Yield	- g/t	- reef	7.92	8.17	8.04	8.25
		- waste	0.53	0.69	0.63	0.90
		- average	7.85	8.06	7.95	8.04
Gold produced	- kg	- reef	42,394	41,800	84,194	88,253
		- waste	26	52	78	280
		- total	42,420	41,852	84,272	88.533
PRODUCTIVITY						
g/employee		- target	207	205	206	220
		- actual	192	186	189	208
SURFACE AND DUMP RECLAMATION						
Tonnes treated	- 000		13,482	12,356	25,839	27.752
Yield	- g/t		0.30	0.32	0.31	0.29
Gold produced	- kg		4,069	3,932	8,001	7.933
OPEN-PIT OPERATIONS						
Tonnes mined	- 000		12,545	11,822	24,367	24.284
Stripping ratio	- t(mined-treated)					
	/t treated		1.20	1.04	1.12	2.61
Tonnes treated	- 000		5,694	5,799	11,493	6.723
Yield	- g/t		1.66	1.50	1.58	1.59
Gold produced	- kg		9,468	8,725	18,193	10.684
TOTAL						
Gold produced	- kg		55,957	54,509	110,466	107.150
Revenue - R/kg sold	- (excluding accelerated hedge)		65,741	63,704	64,729	61.187
	- (including accelerated hedge)		66,192	63,986	65,096	61.398
Total cash costs	- R/kg produced		45,745	44,569	45,165	41.031
Total production costs	- R/kg produced		52,737	51,022	51,891	46.753
CAPITAL EXPENDITURE						
	- mining direct		333.6	254.7	588.3	497.9
	- other		25.6	25.3	50.9	60.5
	- recoupments		(3.6)	(6.4)	(10.0)	-
Net capital expenditure			355.6	273.6	629.2	558.4

GROUP OPERATING RESULTS

Issued Capital: 107,014,687 ordinary shares of 50 cents each

2,000,000 A redeemable preference shares

778,896 B redeemable preference shares

All the preference shares are held by a wholly owned subsidiary company

Statistics are shown in imperial units and financial figures in US dollars.

			Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Six months ended June 1999
GOLD						
UNDERGROUND OPERATIONS						
Tons milled	- 000	- reef	5,902	5,641	11,543	11.790
		- waste	53	83	136	343
		- total	5,955	5,724	11,679	12.133
Yield	- oz/t	- reef	0.231	0.238	0.235	0.241
		- waste	0.019	0.012	0.015	0.026
		- average	0.229	0.235	0.232	0.235
Gold produced	- oz 000	- reef	1,363	1,344	2,707	2,838
		- waste	1	1	2	9
		- total	1,364	1,345	2,709	2.847
PRODUCTIVITY						
oz/employee		- target	6.66	6.60	6.63	7.08
		- actual	6.16	5.99	6.07	6.69
SURFACE AND DUMP RECLAMATION						
Tons treated	- 000		14,862	13,621	28,482	30.591
Yield	- oz/t		0.009	0.009	0.009	0.008
Gold produced	- oz 000		131	126	257	254
OPEN-PIT OPERATIONS						
Tons mined	- 000		13,829	13,031	26,860	26.769
Stripping ratio	- t(mined-treated)					
	/t treated		1.20	1.04	1.12	2.61
Tons treated	- 000		6,277	6,392	12,668	7.410
Yield	- oz/t		0.05	0.044	0.046	0.046
Gold produced	- oz 000		304	281	585	344
TOTAL						
Gold produced	- oz 000		1,799	1,752	3,551	3.445
Revenue - $/oz sold	- (excluding accelerated hedge)		298	314	306	311
	- (including accelerated hedge)		300	315	308	312
Total cash costs	- $/ounce produced		207	219	214	209
Total production costs	- $/ounce produced		239	251	245	238
Rand/US Dollar average exchange rate			6.87	6.31	6.58	6.11
CAPITAL EXPENDITURE						
	- mining direct		48.6	40.3	88.9	81.4
	- other		3.7	4.0	7.7	9.9
	- recoupments		(0.5)	(1.0)	(1.5)	-
Net capital expenditure			51.8	43.3	95.1	91.3

GROUP INCOME STATEMENT

SA Rand million	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Six months ended June 1999
Turnover	3,802.3	3,646.0	7,448.3	6,744.9
Gold revenue	3,734.5	3,568.5	7,303.0	6,671.4
Normal	3,709.4	3,553.0	7,262.4	6,648.8
Accelerated hedge	25.1	15.5	40.6	22.6
Cost of sales	2,913.6	2,819.9	5,733.5	5,106.2
Cash operating costs	2,558.1	2,417.8	4,975.9	4,430.2
Other cash costs	24.9	32.0	56.9	19.1
Total cash costs	2,583.0	2,449.8	5,032.8	4,449.3
Retrenchment costs	25.1	15.5	40.6	22.6
Rehabilitation and other non cash-costs	3.4	13.1	16.5	27.7
Production costs	2,611.5	2,478.4	5,089.9	4,499.6
Amortisation of mining assets	377.3	335.5	712.8	592.6
Total production costs	2,988.8	2,813.9	5,802.7	5,092.2
Inventory change	(75.2)	6.0	(69.2)	14.0
Operating profit	820.9	748.6	1,569.5	1,565.2
Corporate administration and other expenses	32.3	40.9	73.2	89.3
Exchange gain on transactions other than sales	0.4	9.9	10.3	4.6
Marketing development costs	25.5	20.3	45.8	45.1
Research and development	11.7	9.3	21.0	18.4
Exploration costs	54.1	71.1	125.2	114.5
Profit from operations	697.7	616.9	1,314.6	1,302.5
Interest paid	97.3	117.3	214.6	121.7
Unwinding of decommissioning obligation	(4.1)	4.8	0.7	9.1
Interest receivable	41.1	108.3	149.4	187.2
Growth in AngloGold Environmental Rehabilitation Trust	4.6	4.6	9.2	9.9
Income from associates	10.7	7.7	18.4	43.2
Dividends received	-	-	-	2.0
Profit (loss) on sale of mining assets	0.9	(1.4)	(0.5)	-
Profit on ordinary activities before taxation	661.8	614.0	1,275.8	1,414.0
Taxation	195.7	138.4	334.1	(41.5)
Normal taxation	155.0	149.5	304.5	386.2
Deferred taxation - current	43.4	(12.0)	31.4	32.2
- rate change	(2.7)	0.9	(1.8)	(459.9)
Profit on ordinary activities after taxation	466.1	475.6	941.7	1,455.5
Profit on sale of associate	-	-	-	543.2
Amortisation of goodwill	33.5	30.4	63.9	357.6
Minority interest	8.4	15.9	24.3	12.2
Profit attributable to ordinary shareholders	424.2	429.3	853.5	1,628.9
Headline earnings				
The basic earnings have been adjusted by the following				
to arrive at headline earnings:				
Basic earnings	424.2	429.3	853.5	1,628.9
Less: Profit on sale of associate	-	-	-	543.2
Add: Amortisation of goodwill	33.5	30.4	63.9	357.6
Headline earnings	457.7	459.7	917.4	1,443.3
Add : Deferred taxation rate change	(2.7)	0.9	(1.8)	(459.9)
Headline earnings before deferred taxation rate change	455.0	460.6	915.6	983.4
Earnings per ordinary share - cents				
- Basic	397	402	799	1,665
- Headline	429	431	859	1,475
- Headline before deferred taxation rate change	426	431	858	1,005
Dividends				
- Rm			802.6	880.8
- cents per share			750	900

GROUP INCOME STATEMENT

US Dollar million	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Six months ended June 1999
Turnover	553.6	576.5	1,130.1	1,103.3
Gold revenue	543.8	564.4	1,108.2	1,091.2
Normal	540.1	562.0	1,102.1	1,087.5
Accelerated hedge	3.7	2.4	6.1	3.7
Cost of sales	424.6	446.7	871.3	835.1
Cash operating costs	372.8	383.1	755.9	724.6
Other cash costs	3.6	5.0	8.6	3.1
Total cash costs	376.4	388.1	764.5	727.7
Retrenchment costs	3.7	2.4	6.1	3.7
Rehabilitation and other non-cash costs	0.5	2.1	2.6	4.5
Production costs	380.6	392.6	773.2	735.9
Amortisation of mining assets	54.9	53.3	108.2	96.9
Total production costs	435.5	445.9	881.4	832.8
Inventory change	(10.9)	0.8	(10.1)	2.3
Operating profit	119.2	117.7	236.9	256.1
Corporate administration and other expenses	4.7	6.7	11.4	14.7
Exchange gain on transactions other than sales	-	1.5	1.5	0.8
Marketing development costs	3.7	3.3	7.0	7.4
Research and development	1.7	1.5	3.2	3.0
Exploration costs	7.9	11.1	19.0	18.7
Profit from operations	101.2	96.6	197.8	213.1
Interest paid	14.2	18.5	32.7	19.9
Unwinding of decommissioning obligation	(0.6)	0.8	0.2	1.5
Interest receivable	5.9	17.1	23.0	30.6
Growth in AngloGold Environmental Rehabilitation Trust	0.7	0.7	1.4	1.6
Income from associates	1.6	1.1	2.7	7.1
Dividends received	-	-	-	0.3
Profit (loss) on sale of mining assets	0.1	(0.2)	(0.1)	-
Profit on ordinary activities before taxation	95.9	96.0	191.9	231.3
Taxation	28.5	22.1	50.6	(6.9)
Normal taxation	22.6	23.7	46.3	63.2
Deferred taxation - current	6.3	(1.8)	4.5	5.3
- rate change	(0.4)	0.2	(0.2)	(75.4)
Profit on ordinary activities after taxation	67.4	73.9	141.3	238.2
Profit on sale of associate	-	-	-	88.7
Amortisation of goodwill	4.9	4.8	9.7	58.6
Minority interest	1.2	2.6	3.8	2.0
Profit attributable to ordinary shareholders	61.3	66.5	127.8	266.3
Headline earnings				
The basic earnings have been adjusted by the following				
to arrive at headline earnings:				
Basic earnings	61.3	66.5	127.8	266.3
Less: Profit on sale of associate	-	-	-	88.7
Add: Amortisation of goodwill	4.9	4.8	9.7	58.6
Headline earnings	66.2	71.3	137.5	236.2
Add : Deferred taxation rate change	(0.4)	0.2	(0.2)	(75.4)
Headline earnings before deferred taxation rate change	65.8	71.5	137.3	160.8
Earnings per ordinary share - cents				
- Basic	57	62	120	272
- Headline	62	67	129	241
- Headline before deferred taxation rate change	62	67	129	164
Dividends				
- $m			118.1	145.9
- cents per share			110	149

GROUP BALANCE SHEET

June 1999	March 2000	June 2000		June 2000	March 2000	June 1999
US Dollar million					**SA Rand million**	
			ASSETS			
			Non-current assets			
2,434.6	2,637.2	2,562.1	Mining assets	17,409.7	17,207.5	14,694.6
144.5	285.3	276.6	Goodwill	1,879.7	1,861.4	872.4
13.2	12.4	12.4	Investments in associates	84.1	81.2	79.5
9.4	7.3	6.3	Other investments	42.8	47.4	56.8
38.9	42.7	41.6	AngloGold Environmental Rehabilitation Trust	282.9	278.3	234.6
58.8	53.8	46.9	Long-term loans - unsecured	318.4	351.1	354.9
2,699.4	3,038.7	2,945.9		20,017.6	19,826.9	16,292.8
			Current assets			
173.1	181.4	196.1	Inventories	1,332.7	1,183.6	1,044.9
165.7	222.2	235.0	Trade and other receivables	1,596.5	1,450.1	1,000.4
21.2	23.2	18.3	Current portion of loans advanced	124.0	151.6	127.7
484.3	351.0	310.6	Cash and cash equivalents	2,110.4	2,290.6	2,923.0
844.3	777.8	760.0		5,163.6	5,075.9	5,096.0
3,543.7	3,816.5	3,705.9	**Total assets**	25,181.2	24,902.8	21,388.8
			EQUITY AND LIABILITIES			
			Capital and reserves			
872.9	1,220.4	1,167.7	Share capital and premium	7,934.6	7,963.5	5,268.8
25.6	39.1	35.0	Non-distributable reserve	237.6	255.8	154.9
544.1	412.5	460.1	Retained earnings	3,126.5	2,691.3	3,284.0
1,442.6	1,672.0	1,662.8	Shareholders' equity	11,298.7	10,910.6	8,707.7
28.2	27.5	27.2	Minority interests	184.6	179.2	170.2
1,470.8	1,699.5	1,690.0		11,483.3	11,089.8	8,877.9
			Non-current liabilities			
714.3	670.2	649.8	Borrowings	4,415.4	4,373.0	4,311.3
16.6	18.5	17.8	Debentures	120.7	120.7	99.9
309.1	320.2	309.4	Provisions	2,102.6	2,089.4	1,865.8
664.8	644.5	632.2	Deferred taxation	4,295.8	4,205.1	4,012.3
1,704.8	1,653.4	1,609.2		10,934.5	10,788.2	10,289.3
			Current liabilities			
219.0	267.8	262.1	Trade and other payables	1,780.9	1,747.3	1,321.8
94.0	121.7	115.0	Current portion of borrowings	781.4	794.0	567.3
55.1	74.1	29.6	Taxation	201.1	483.5	332.5
368.1	463.6	406.7		2,763.4	3,024.8	2,221.6
3,543.7	3,816.5	3,705.9	**Total equity and liabilities**	25,181.2	24,902.8	21,388.8

GROUP CASH FLOW STATEMENT

Six months ended June 1999	Six months ended June 2000	Quarter ended June 2000		Quarter ended June 2000	Six months ended June 2000	Six months ended June 1999
US Dollar million				SA Rand million		
			Cash flows from operating activities			
279.1	236.4	118.5	Cash generated from operations	816.5	1,569.0	1,706.5
(19.9)	(32.7)	(14.2)	Interest paid	(97.3)	(214.6)	(121.7)
30.6	23.0	5.9	Interest received	41.1	149.4	187.2
1.6	1.4	0.7	Growth in AngloGold Environmental Rehabilitation Trust	4.6	9.2	9.9
5.7	1.1	0.6	Dividends received from associates	4.3	7.5	34.8
0.3	-	-	Dividends received	-	-	2.0
(272.1)	(178.5)	-	Dividends paid	-	(1,178.1)	(1,663.6)
(67.1)	(74.4)	(63.7)	Mining and normal taxation paid	(437.4)	(489.3)	(410.1)
(41.8)	(23.7)	47.8	Net cash (outflow) / inflow from operating activities	331.8	(146.9)	(255.0)
			Cash flows from investing activities			
(91.3)	(96.6)	(52.3)	Capital expenditure	(359.2)	(639.2)	(558.4)
-	1.5	0.5	Recoupments from sale of mining assets	3.6	10.0	-
-	(0.2)	(0.2)	Investments acquired	(1.2)	(1.2)	-
(459.2)	-	-	Acquisition of subsidiaries	-	-	(2,840.8)
215.3	1.2	1.2	Proceeds from sale of investments	7.9	7.9	1,316.4
(335.2)	(94.1)	(50.8)	Net cash outflow from investing activities	(348.9)	(622.5)	(2,082.8)
			Cash flows from financing activities			
0.5	1.5	0.5	Proceeds from issue of share capital	3.6	10.0	2.9
(0.3)	(2.7)	(2.6)	Share issue expenses	(17.7)	(17.8)	(1.8)
505.5	-	-	Proceeds from borrowings	-	-	3,090.4
(32.1)	(45.8)	(41.5)	Repayment of borrowings	(285.4)	(301.4)	(196.1)
-	(3.8)	(3.1)	Loans advanced	(21.1)	(24.7)	-
16.1	18.6	16.9	Repayment of loans advanced	116.2	122.1	98.4
489.7	(32.2)	(29.8)	Net cash (outflow) / inflow from financing activities	(204.4)	(211.8)	2,993.8
112.7	(150.0)	(32.8)	**Net (decrease) / increase in cash and cash equivalents**	(221.5)	(981.2)	656.0
118.0	(31.9)	(7.6)	Translation adjustment	41.3	60.6	775.2
253.6	492.5	351.0	Opening cash and cash equivalents	2,290.6	3,031.0	1,491.8
484.3	310.6	310.6	**Closing cash and cash equivalents**	2,110.4	2,110.4	2,923.0

Note to the Cash Flow Statement

Cash generated from operations

Six months ended June 1999	Six months ended June 2000	Quarter ended June 2000		Quarter ended June 2000	Six months ended June 2000	Six months ended June 1999
231.3	191.9	95.9	Profit on ordinary activities before taxation	661.8	1,275.8	1,414.0
			Adjusted for:			
4.5	2.6	0.5	Non-cash movements	3.4	16.5	27.7
96.9	108.2	54.9	Amortisation of mining assets	377.3	712.8	592.6
19.9	32.7	14.2	Interest paid	97.3	214.6	121.7
1.5	0.2	(0.6)	Unwinding of decommissioning obligation	(4.1)	0.7	9.1
(30.6)	(23.0)	(5.9)	Interest receivable	(41.1)	(149.4)	(187.2)
(1.6)	(1.4)	(0.7)	Growth in AngloGold Environmental Rehabilitation Trust	(4.6)	(9.2)	(9.9)
(7.1)	(2.7)	(1.6)	Income from associates	(10.7)	(18.4)	(43.2)
(0.3)	-	-	Dividends received	-	-	(2.0)
-	0.1	(0.1)	(Profit) loss on sale of mining assets	(0.9)	0.5	-
(35.4)	(72.2)	(38.1)	Movement in working capital	(261.9)	(474.9)	(216.3)
279.1	236.4	118.5		816.5	1,569.0	1,706.5
			The following analyses the movement in working capital:			
4.8	(24.9)	(21.7)	(Increase) decrease in inventories	(149.1)	(163.7)	29.1
16.9	(12.5)	(21.3)	(Increase) decrease in trade and other receivables	(146.4)	(82.1)	103.5
(57.1)	(34.8)	4.9	Decrease in trade and other payables	33.6	(229.1)	(348.9)
(35.4)	(72.2)	(38.1)		(261.9)	(474.9)	(216.3)

KEY OPERATING RESULTS
PER REGION

	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
SA Rand / Metric	Yield - g/t			Gold produced - kg		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	12.25	11.20	11.75	7,646	6,449	14,095
Kopanang Mine	6.99	7.22	7.10	3,893	3,820	7,713
Tau Lekoa Mine	4.75	4.69	4.72	2,398	2,215	4,613
Surface Operations	0.50	0.60	0.54	691	675	1,366
ERGO						
Ergo	0.23	0.24	0.24	2,580	2,506	5,086
FREE STATE						
Bambanani Mine	7.07	6.84	6.95	3,388	3,639	7,027
Tshepong Mine	8.10	7.19	7.64	2,614	2,344	4,958
Matjhabeng Mine	7.37	7.44	7.41	3,030	3,166	6,196
Surface Operations	0.85	1.08	0.95	706	649	1,355
Joel Mine	4.91	5.50	5.20	1,626	1,776	3,402
WEST WITS						
TauTona Mine	11.20	10.84	11.03	4,778	4,136	8,914
Savuka Mine	7.99	8.21	8.10	2,046	2,021	4,067
Mponeng Mine	7.10	10.48	8.68	3,003	3,921	6,924
Elandsrand Mine	6.37	7.18	6.76	2,848	3,022	5,870
Deelkraal Mine	6.66	7.38	7.02	1,302	1,432	2,734
Surface Operations	0.61	0.68	0.64	92	103	195
AFRICAN REGION						
Navachab	1.80	1.61	1.70	548	544	1,092
Sadiola - Attributable 38%	3.82	3.52	3.67	1,931	1,648	3,579
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	0.84	0.65	0.74	1,968	1,695	3,663
Jerritt Canyon J.V. - Attributable 70%	12.90	15.15	13.96	1,773	1,839	3,612
SOUTH AMERICAN REGION						
Morro Velho	6.33	6.89	6.59	1,445	1,451	2,896
Serra Grande - Attributable 50%	8.03	8.26	8.14	752	747	1,499
Cerro Vanguardia - Attributable 46.25%	11.74	11.52	11.63	1,079	1,051	2,130
AUSTRALASIAN REGION						
Sunrise Dam	3.26	3.47	3.36	1,523	1,453	2,976
Boddington - Attributable 33.33%	0.80	0.83	0.81	611	628	1,239
Tanami - Attributable 40%	2.40	2.60	2.49	374	309	683
Union Reefs	1.28	1.20	1.24	911	810	1,721
Brocks Creek	1.24	1.63	1.42	402	459	862

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
	Total cash costs - R/kg			Total production costs - R/kg		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	32,208	35,185	33,570	33,997	37,681	35,683
Kopanang Mine	45,962	45,526	45,746	48,964	49,126	49,044
Tau Lekoa Mine	48,467	49,163	48,801	50,896	59,320	54,941
Surface Operations	38,228	39,133	38,676	38,234	39,153	38,688
ERGO						
Ergo	49,866	51,660	50,750	58,124	60,164	59,129
FREE STATE						
Bambanani Mine	59,019	54,511	56,685	63,609	58,702	61,068
Tshepong Mine	47,785	49,736	48,707	55,560	58,019	56,722
Matjhabeng Mine	59,754	57,552	58,629	65,682	59,950	62,753
Surface Operations	27,079	42,208	34,349	27,740	43,117	35,129
Joel Mine	63,828	56,793	60,155	73,669	63,358	68,286
WEST WITS						
TauTona Mine	36,927	40,691	38,674	38,663	44,122	41,196
Savuka Mine	55,836	55,164	55,502	59,591	58,097	58,849
Mponeng Mine	53,603	41,355	46,667	61,740	46,148	52,910
Elandsrand Mine	59,171	53,882	56,448	67,133	58,318	62,590
Deelkraal Mine	69,078	62,790	65,785	78,007	68,955	73,278
Surface Operations	52,250	47,514	49,746	53,280	47,520	50,235
AFRICAN REGION						
Navachab	46,083	43,839	44,965	52,829	49,454	51,148
Sadiola - Attributable 38%	23,631	24,780	24,081	34,991	36,785	35,723
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	42,729	40,478	41,687	69,207	53,629	61,998
Jerritt Canyon J.V. - Attributable 70%	43,895	37,593	40,686	68,111	50,494	59,140
SOUTH AMERICAN REGION						
Morro Velho	28,719	26,317	27,515	40,112	36,563	38,334
Serra Grande - Attributable 50%	24,573	21,269	22,925	38,179	33,561	35,877
Cerro Vanguardia - Attributable 46.25%	28,449	27,724	28,091	46,966	46,431	46,702
AUSTRALASIAN REGION						
Sunrise Dam	47,516	37,270	42,513	62,280	48,690	55,644
Boddington - Attributable 33.33%	49,978	44,480	47,191	52,965	48,092	50,495
Tanami - Attributable 40%	58,437	64,824	61,327	60,392	69,392	64,464
Union Reefs	58,382	61,601	59,897	66,166	69,677	67,819
Brocks Creek	42,199	51,875	47,359	48,190	67,560	58,521

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
	Productivity per employee - g			Profit from operations - Rm		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	267	227	247	254.1	163.2	417.4
Kopanang Mine	167	162	165	69.9	53.2	123.1
Tau Lekoa Mine	191	176	184	38.3	8.2	46.5
Surface Operations	411	402	406	17.7	15.9	33.6
ERGO						
Ergo	-	-	-	15.5	6.2	21.7
FREE STATE						
Bambanani Mine	147	155	151	3.7	18.8	22.5
Tshepong Mine	184	160	172	23.4	13.6	37.1
Matjhabeng Mine	121	119	120	5.4	11.3	16.7
Surface Operations	269	244	256	25.6	12.6	38.2
Joel Mine	121	126	124	(15.3)	0.3	(15.0)
WEST WITS						
TauTona Mine	254	219	237	126.8	78.7	205.4
Savuka Mine	162	158	160	13.2	10.4	23.6
Mponeng Mine	183	235	209	9.9	65.5	75.3
Elandsrand Mine	157	164	161	(5.1)	15.6	10.4
Deelkraal Mine	121	130	125	(16.4)	(7.4)	(23.9)
Surface Operations	-	-	-	1.1	1.6	2.8
AFRICAN REGION						
Navachab	506	513	509	8.0	6.9	14.8
Sadiola - Attributable 38%	2,088	1,787	1,938	62.9	40.6	103.7
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	1,216	2,030	1,493	10.8	27.4	38.3
Jerritt Canyon J.V. - Attributable 70%	1,990	2,139	2,063	5.7	25.8	31.5
SOUTH AMERICAN REGION						
Morro Velho	386	397	392	38.2	44.0	82.3
Serra Grande - Attributable 50%	966	984	975	24.6	23.8	48.2
Cerro Vanguardia - Attributable 46.25%	2,147	1,787	1,953	22.5	28.3	50.7
AUSTRALASIAN REGION						
Sunrise Dam	2,106	1,011	1,377	35.1	39.6	74.7
Boddington - Attributable 33.33%	1,706	940	1,208	8.5	10.7	19.1
Tanami - Attributable 40%	1,327	535	795	4.5	0.2	5.0
Union Reefs	1,342	566	815	6.4	(1.0)	5.4
Brocks Creek	2,337	838	1,197	7.5	7.6	14.9

KEY OPERATING RESULTS
PER REGION

	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
US Dollar / Imperial	Yield - oz/t			Gold produced - oz 000		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	0.357	0.327	0.343	246	207	453
Kopanang Mine	0.204	0.211	0.207	125	123	248
Tau Lekoa Mine	0.139	0.137	0.138	77	71	148
Surface Operations	0.015	0.017	0.016	22	22	44
ERGO						
Ergo	0.007	0.007	0.007	83	81	164
FREE STATE						
Bambanani Mine	0.206	0.200	0.203	109	117	226
Tshepong Mine	0.236	0.210	0.223	84	75	159
Matjhabeng Mine	0.215	0.217	0.216	97	102	199
Surface Operations	0.025	0.031	0.028	23	21	45
Joel Mine	0.143	0.160	0.152	52	57	109
WEST WITS						
TauTona Mine	0.327	0.316	0.322	154	133	287
Savuka Mine	0.233	0.240	0.236	66	65	131
Mponeng Mine	0.207	0.306	0.253	97	126	223
Elandsrand Mine	0.186	0.209	0.197	92	97	189
Deelkraal Mine	0.194	0.215	0.205	42	46	88
Surface Operations	0.018	0.020	0.019	3	3	6
AFRICAN REGION						
Navachab	0.052	0.047	0.050	18	17	35
Sadiola - Attributable 38%	0.111	0.103	0.107	62	53	115
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	0.025	0.019	0.022	63	55	118
Jerritt Canyon J.V. - Attributable 70%	0.376	0.442	0.407	57	59	116
SOUTH AMERICAN REGION						
Morro Velho	0.184	0.201	0.192	46	47	93
Serra Grande - Attributable 50%	0.234	0.241	0.238	24	24	48
Cerro Vanguardia - Attributable 46.25%	0.342	0.336	0.339	35	34	68
AUSTRALASIAN REGION						
Sunrise Dam	0.095	0.101	0.098	49	47	96
Boddington - Attributable 33.33%	0.023	0.024	0.024	20	20	40
Tanami - Attributable 40%	0.070	0.076	0.073	12	10	22
Union Reefs	0.037	0.035	0.036	29	26	55
Brocks Creek	0.036	0.047	0.041	13	15	28

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
	Total cash costs - $/oz			Total production costs - $/oz		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	146	173	159	154	186	169
Kopanang Mine	208	224	216	222	242	232
Tau Lekoa Mine	219	242	231	231	292	260
Surface Operations	174	193	183	174	193	183
ERGO						
Ergo	226	255	240	263	296	280
FREE STATE						
Bambanani Mine	267	268	268	288	289	289
Tshepong Mine	216	245	230	252	286	268
Matjhabeng Mine	271	283	277	298	295	296
Surface Operations	123	208	164	126	212	167
Joel Mine	289	280	284	334	312	323
WEST WITS						
TauTona Mine	167	200	183	175	217	195
Savuka Mine	253	272	262	270	286	278
Mponeng Mine	243	204	221	280	227	250
Elandsrand Mine	268	265	267	304	288	296
Deelkraal Mine	313	309	311	353	340	346
Surface Operations	238	234	236	242	234	238
AFRICAN REGION						
Navachab	208	216	212	239	243	241
Sadiola - Attributable 38%	107	122	114	181	158	169
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	193	200	196	313	264	290
Jerritt Canyon J.V. - Attributable 70%	199	186	192	308	249	278
SOUTH AMERICAN REGION						
Morro Velho	130	129	130	182	180	181
Serra Grande - Attributable 50%	111	105	108	173	165	169
Cerro Vanguardia - Attributable 46.25%	129	136	132	213	228	220
AUSTRALASIAN REGION						
Sunrise Dam	215	184	200	282	241	262
Boddington - Attributable 33.33%	226	219	222	240	238	239
Tanami - Attributable 40%	265	320	289	273	344	305
Union Reefs	264	304	283	299	345	321
Brocks Creek	192	255	226	220	333	280

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
	Productivity per employee - oz			Profit from operations - $m		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	8.59	7.31	7.95	37.0	25.8	62.9
Kopanang Mine	5.38	5.21	5.29	10.2	8.4	18.6
Tau Lekoa Mine	6.16	5.65	5.90	5.6	1.3	7.0
Surface Operations	13.20	12.92	13.06	2.7	2.5	5.2
ERGO						
Ergo	-	-	-	2.3	1.0	3.3
FREE STATE						
Bambanani Mine	4.71	4.97	4.85	0.6	2.8	3.4
Tshepong Mine	5.90	5.15	5.52	3.4	2.0	5.4
Matjhabeng Mine	3.90	3.83	3.87	0.9	1.8	2.6
Surface Operations	8.65	7.84	8.24	3.7	2.0	5.7
Joel Mine	3.90	4.04	3.97	(2.3)	0.1	(2.2)
WEST WITS						
TauTona Mine	8.17	7.04	7.61	18.4	12.4	30.8
Savuka Mine	5.21	5.07	5.14	1.8	1.7	3.5
Mponeng Mine	5.88	7.56	6.73	1.4	10.5	11.9
Elandsrand Mine	5.06	5.28	5.17	(0.7)	2.3	1.6
Deelkraal Mine	3.89	4.16	4.03	(2.5)	(1.2)	(3.7)
Surface Operations	-	-	-	0.2	0.2	0.4
AFRICAN REGION						
Navachab	16.27	16.48	16.37	1.0	1.1	2.2
Sadiola - Attributable 38%	67.13	57.45	62.30	9.2	6.4	15.6
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	39.10	65.27	48.01	1.5	4.3	5.8
Jerritt Canyon J.V. - Attributable 70%	63.98	68.77	66.33	0.9	4.0	4.9
SOUTH AMERICAN REGION						
Morro Velho	12.41	12.78	12.59	5.8	6.9	12.8
Serra Grande - Attributable 50%	31.06	31.65	31.35	3.5	3.7	7.3
Cerro Vanguardia - Attributable 46.25%	69.04	57.46	62.79	4.2	4.5	8.7
AUSTRALASIAN REGION						
Sunrise Dam	67.72	32.49	44.27	5.0	6.2	11.5
Boddington - Attributable 33.33%	54.86	30.24	38.83	1.1	1.7	3.0
Tanami - Attributable 40%	42.65	17.20	25.54	0.6	0.1	0.7
Union Reefs	43.14	18.18	26.21	1.0	(0.2)	0.8
Brocks Creek	75.15	26.96	38.47	1.0	1.2	2.2

DEVELOPMENT

Development values represent actual results of sampling, no allowances

having been made for adjustments necessary in estimating ore

Quarter ended June 2000

Statistics are shown in metric units	Advance	Sampled					
	metres	metres	channel width cm	gold		uranium	
				g/t	cm.g/t	kg/t	cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	5,245	496	116.90	28.47	3,328	1.13	132.23
Kopanang Mine							
Vaal reef	7,898	539	15.20	104.87	1,594	3.98	60.47
"C" reef	312	24	6.00	209.33	1,256	6.97	41.84
Tau Lekoa Mine							
Ventersdorp Contact reef	3,903	572	85.90	9.16	787	0.13	11.27
Moab Khotsong Mine							
Vaal reef	2,004	-	-	-	-	-	-
FREE STATE							
Bambanani Mine							
Basal reef	3,298	136	87.40	14.24	1,245	-	-
Tshepong Mine							
Basal reef	5,163	376	22.50	87.87	1,977	1.67	37.59
"B" reef	211	-	-	-	-	-	-
Matjhabeng Mine							
Basal reef	1,016	60	7.00	175.00	1,225	3.21	22.48
Taung South Shaft							
Beatrix VS 5 Composite reef	1,712	573	95.50	7.09	677	-	-
Taung North Shaft							
Beatrix VS 5 Composite reef	165	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	136	-	-	-	-	-	-
Carbon Leader reef	3,945	142	31.92	61.81	1,973	0.82	26.26
Savuka Mine							
Ventersdorp Contact reef	486	-	-	-	-	-	-
Carbon Leader reef	656	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	5,645	796	96.30	20.76	1,999	-	-
Elandsrand							
Ventersdorp Contact reef	5,278	792	34.50	25.94	895	-	0.09
Deelkraal							
Ventersdorp Contact reef	683	154	161.70	11.08	1,791	-	-
(plus footwall bands)							

DEVELOPMENT

Development values represent actual results of sampling, no allowances

having been made for adjustments necessary in estimating ore

Quarter ended June 2000

Statistics are shown in imperial units	Advance	Sampled					
	feet	feet	channel width inches	gold		uranium	
				oz/t	ft.oz/t	lb/t	ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	17,207	1,627	46.02	0.83	3.18	2.26	8.67
Kopanang Mine							
Vaal reef	25,912	1,768	5.98	3.06	1.53	7.96	3.97
"C" reef	1,023	79	2.36	6.11	1.20	13.94	2.74
Tau Lekoa Mine							
Ventersdorp Contact reef	12,803	1,877	33.82	0.27	0.75	0.26	0.73
Moab Khotsong Mine							
Vaal reef	6,574	-	-	-	-	-	-
FREE STATE							
Bambanani Mine							
Basal reef	10,820	446	34.41	0.42	1.19	-	-
Tshepong Mine							
Basal reef	16,940	1,234	8.86	2.56	1.89	3.34	2.47
"B" reef	693	-	-	-	-	-	-
Matjhabeng Mine							
Basal reef	3,334	197	2.76	5.10	1.17	6.42	1.47
Taung South Shaft							
Beatrix VS 5 Composite reef	5,617	1,880	37.60	0.21	0.65	-	-
Taung North Shaft							
Beatrix VS 5 Composite reef	541	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	445	-	-	-	-	-	-
Carbon Leader reef	12,944	466	12.57	1.80	1.89	1.64	1.72
Savuka Mine							
Ventersdorp Contact reef	1,594	-	-	-	-	-	-
Carbon Leader reef	2,152	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	18,519	2,612	37.91	0.61	1.91	-	-
Elandsrand							
Ventersdorp Contact reef	17,317	2,598	13.58	0.76	0.86	-	-
Deelkraal							
Ventersdorp Contact reef	2,239	505	63.66	0.32	1.71	-	-
(plus footwall bands)							

SHAFT SINKING

	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
Statistics are shown in metric units	metres		
MOAB KHOTSONG MINE			
Main shaft			
Advance	-	-	-
Depth to date (below collar)	2,412	2,412	2,412
Rock / ventilation sub-vertical shaft			
Advance	-	-	-
Depth to date	939	939	939
Station cutting	-	-	-
JOEL MINE			
Taung North Shaft			
Advance	42	38	80
Depth to date (below collar)	1,373	1,331	1,373
MPONENG MINE			
Sub Shaft 1			
Advance	-	-	-
Depth to date	1,208	1,208	1,208

SHAFT SINKING

	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
Statistics are shown in imperial units	feet		
MOAB KHOTSONG MINE			
Main shaft			
Advance	-	-	-
Depth to date (below collar)	7,913	7,913	7,913
Rock / ventilation sub-vertical shaft			
Advance	-	-	-
Depth to date	3,081	3,081	3,081
Station cutting	-	-	-
JOEL MINE			
Taung North Shaft			
Advance	138	125	262
Depth to date (bellow collar)	4,505	4,367	4,505
MPONENG MINE			
Sub Shaft 1			
Advance	-	-	-
Depth to date	3,963	3,963	3,963

				Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
GREAT NOLIGWA MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	109	97	206	1,179	1,046	2,225
Milled - 000	- tonnes /	- tons	- reef	624	576	1,200	688	635	1,323
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	624	576	1,200	688	635	1,323
Yield	- g/t	/ - oz/t	- reef	12.25	11.20	11.75	0.357	0.327	0.343
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- average	12.25	11.20	11.75	0.357	0.327	0.343
Gold produced	- kg	/ - oz 000	- reef	7,646	6,449	14,095	246	207	453
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	7,646	6,449	14,095	246	207	453
Revenue	- R/kg	/ - $/oz	- sold	64,265	62,714	63,556	291	309	299
Total cash costs	- R	/ - $	- ton milled	394	394	394	52	57	54
	- R/kg	/ - $/oz	- produced	32,208	35,185	33,570	146	173	159
PRODUCTIVITY									
per employee	- g	/ - oz	- target	271	283	277	8.97	9.18	9.08
			- actual	267	227	247	8.59	7.31	7.95
per employee	- m2	/ - ft2	- target	3.95	3.96	3.96	43.89	43.04	43.46
			- actual	3.83	3.43	3.63	41.18	36.89	39.05
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				490.7	403.6	894.4	71.5	63.9	135.5
Accelerated hedge revenue				0.7	0.9	1.6	0.1	0.1	0.2
Total gold revenue				491.4	404.5	896.0	71.6	64.0	135.7
Cost of sales				237.3	241.3	478.6	34.6	38.2	72.8
Cash operating costs				245.0	225.6	470.6	35.7	35.8	71.5
Other cash costs				1.2	1.4	2.6	0.2	0.2	0.4
Total cash costs				246.2	227.0	473.2	35.9	36.0	71.9
Retrenchment costs				0.7	0.9	1.6	0.1	0.1	0.2
Rehabilitation and other non-cash costs				(0.4)	0.4	-	(0.1)	0.1	-
Production costs				246.5	228.3	474.8	35.9	36.2	72.1
Amortisation of mining assets				13.5	14.7	28.2	2.0	2.3	4.3
Inventory change				(22.7)	(1.7)	(24.4)	(3.3)	(0.3)	(3.6)
Operating profit				254.1	163.2	417.4	37.0	25.8	62.9
Capital expenditure									
			- mining direct	6.3	0.7	7.0	0.9	0.1	1.0
			- other	0.2	0.4	0.6	-	0.1	0.1
			- recoupments	-	-	-	-	-	-
Net capital expenditure				6.5	1.1	7.6	0.9	0.2	1.1

SOUTH AFRICAN REGION
VAAL RIVER

				Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
KOPANANG MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	112	108	220	1,209	1,164	2,373
Milled - 000	- tonnes /	- tons	- reef	557	529	1,086	614	583	1,197
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	557	529	1,086	614	583	1,197
Yield	- g/t	/ - oz/t	- reef	6.99	7.22	7.10	0.204	0.211	0.207
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- average	6.99	7.22	7.10	0.204	0.211	0.207
Gold produced	- kg	/ - oz 000	- reef	3,893	3,820	7,713	125	123	248
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	3,893	3,820	7,713	125	123	248
Revenue	- R/kg	/ - $/oz	- sold	64,138	62,833	63,492	291	310	300
Total cash costs	- R	/ - $	- ton milled	321	329	325	42	47	45
	- R/kg	/ - $/oz	- produced	45,962	45,526	45,746	208	224	216
PRODUCTIVITY									
per employee	- g	/ - oz	- target	161	162	162	5.19	5.20	5.19
			- actual	167	162	165	5.38	5.21	5.29
per employee	- m2	/ - ft2	- target	4.66	4.44	4.55	50.13	47.80	48.95
			- actual	4.83	4.58	4.70	51.95	49.33	50.63
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				249.3	239.0	488.3	36.3	37.8	74.1
Accelerated hedge revenue				0.4	1.0	1.4	0.1	0.2	0.3
Total gold revenue				249.7	240.0	489.7	36.4	38.0	74.4
Cost of sales				179.8	186.8	366.6	26.2	29.6	55.8
Cash operating costs				178.0	173.0	351.0	25.9	27.4	53.3
Other cash costs				1.0	0.9	1.9	0.1	0.1	0.2
Total cash costs				179.0	173.9	352.9	26.0	27.5	53.5
Retrenchment costs				0.4	1.0	1.4	0.1	0.2	0.3
Rehabilitation and other non-cash costs				(0.3)	0.3	-	-	-	-
Production costs				179.1	175.2	354.3	26.1	27.7	53.8
Amortisation of mining assets				11.5	12.5	24.0	1.7	2.0	3.7
Inventory change				(10.8)	(0.9)	(11.7)	(1.6)	(0.1)	(1.7)
Operating profit				69.9	53.2	123.1	10.2	8.4	18.6
Capital expenditure									
			- mining direct	6.3	4.3	10.6	0.9	0.7	1.6
			- other	-	-	-	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				6.3	4.3	10.6	0.9	0.7	1.6

				Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
TAU LEKOA MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2 / - ft2	- 000		94	85	179	1,007	914	1,921
Milled - 000	- tonnes / - tons	- reef		505	473	978	556	521	1,077
		- waste		-	-	-	-	-	-
		- surface and							
		dump reclamation		-	-	-	-	-	-
		- total		505	473	978	556	521	1,077
Yield	- g/t / - oz/t	- reef		4.75	4.69	4.72	0.139	0.137	0.138
		- waste		-	-	-	-	-	-
		- surface and							
		dump reclamation		-	-	-	-	-	-
		- average		4.75	4.69	4.72	0.139	0.137	0.138
Gold produced	- kg / - oz 000	- reef		2,398	2,215	4,613	77	71	148
		- waste		-	-	-	-	-	-
		- surface and							
		dump reclamation		-	-	-	-	-	-
		- total		2,398	2,215	4,613	77	71	148
Revenue	- R/kg / - $/oz	- sold		64,054	62,820	63,462	290	309	299
Total cash costs	- R / - $	- ton milled		230	230	230	30	33	32
	- R/kg / - $/oz	- produced		48,467	49,163	48,801	219	242	231
PRODUCTIVITY									
per employee	- g / - oz	- target		181	176	178	5.81	5.65	5.73
		- actual		191	176	184	6.16	5.65	5.90
per employee	- m2 / - ft2	- target		7.08	6.92	7.00	76.24	74.51	75.37
		- actual		7.47	6.74	7.10	80.38	72.55	76.45
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				153.3	138.7	292.0	22.3	21.9	44.3
Accelerated hedge revenue				0.3	0.4	0.7	-	0.1	0.1
Total gold revenue				153.6	139.1	292.7	22.3	22.0	44.4
Cost of sales				115.3	130.9	246.2	16.7	20.7	37.4
Cash operating costs				115.5	108.1	223.6	16.8	17.1	33.9
Other cash costs				0.7	0.8	1.5	0.1	0.1	0.2
Total cash costs				116.2	108.9	225.1	16.9	17.2	34.1
Retrenchment costs				0.3	0.4	0.7	-	0.1	0.1
Rehabilitation and other non-cash costs				(0.2)	0.2	-	-	-	-
Production costs				116.3	109.5	225.8	16.9	17.3	34.2
Amortisation of mining assets				5.8	21.9	27.7	0.8	3.5	4.3
Inventory change				(6.8)	(0.5)	(7.3)	(1.0)	(0.1)	(1.1)
Operating profit				38.3	8.2	46.5	5.6	1.3	7.0
Capital expenditure									
		- mining direct		5.2	0.5	5.7	0.7	0.1	0.8
		- other		-	-	-	-	-	-
		- recoupments		-	-	-	-	-	-
Net capital expenditure				5.2	0.5	5.7	0.7	0.1	0.8

SOUTH AFRICAN REGION
VAAL RIVER

				Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
SURFACE OPERATIONS				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes /	- tons	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	1,383	1,133	2,516	1,525	1,249	2,774
			- total	1,383	1,133	2,516	1,525	1,249	2,774
Yield	- g/t	/ - oz/t	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	0.50	0.60	0.54	0.015	0.017	0.016
			- average	0.50	0.60	0.54	0.015	0.017	0.016
Gold produced	- kg	/ - oz 000	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	691	675	1,366	22	22	44
			- total	691	675	1,366	22	22	44
Revenue	- R/kg	/ - $/oz	- sold	63,880	62,604	63,250	291	308	300
Total cash costs	- R	/ - $	- ton milled	19	23	21	3	3	3
	- R/kg	/ - $/oz	- produced	38,228	39,133	38,676	174	193	183
PRODUCTIVITY									
per employee	- g	/ - oz	- target	417	408	413	13.40	13.12	13.26
			- actual	411	402	406	13.20	12.92	13.06
per employee	- m2	/ - ft2	- target	-	-	-	-	-	-
			- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				44.1	42.3	86.4	6.5	6.7	13.2
Accelerated hedge revenue				-	-	-	-	-	-
Total gold revenue				44.1	42.3	86.4	6.5	6.7	13.2
Cost of sales				26.4	26.4	52.8	3.8	4.2	8.0
Cash operating costs				26.3	26.4	52.7	3.8	4.2	8.0
Other cash costs				0.1	-	0.1	-	-	-
Total cash costs				26.4	26.4	52.8	3.8	4.2	8.0
Retrenchment costs				-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				26.4	26.4	52.8	3.8	4.2	8.0
Amortisation of mining assets				-	-	-	-	-	-
Inventory change				-	-	-	-	-	-
Operating profit				17.7	15.9	33.6	2.7	2.5	5.2
Capital expenditure				Moab Khotsong					
			- mining direct	70.1	66.8	136.9	10.2	10.6	20.8
			- other	-	-	-	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				70.1	66.8	136.9	10.2	10.6	20.8

29

SOUTH AFRICAN REGION
ERGO

	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
	Rand / Metric			Dollar / Imperial		
OPERATING RESULTS						
GOLD						
Material treated - tonnes / - tons - 000	11,118	10,471	21,589	12,255	11,542	23,797
Yield - g/t / - oz/t	0.23	0.24	0.24	0.007	0.007	0.007
Gold produced - kg / - oz 000	2,580	2,506	5,086	83	81	164
Revenue - R/kg / - $/oz - sold	63,928	62,488	63,219	290	308	299
Total cash costs - R / - $ - ton treated	12	12	12	2	2	2
- R/kg / - $/oz - produced	49,866	51,660	50,750	226	255	240
FINANCIAL RESULTS (MILLION)						
Gold normal revenue	164.7	156.6	321.3	24.1	24.8	48.9
Accelerated hedge revenue	0.2	-	0.2	-	-	-
Total gold revenue	164.9	156.6	321.5	24.1	24.8	48.9
Cost of sales	149.4	150.4	299.8	21.8	23.8	45.6
Cash operating costs	128.6	128.3	256.9	18.8	20.3	39.1
Other cash costs	-	1.2	1.2	-	0.2	0.2
Total cash costs	128.6	129.5	258.1	18.8	20.5	39.3
Retrenchment costs	0.2	-	0.2	-	-	-
Rehabilitation and other non-cash	1.4	2.2	3.6	0.2	0.4	0.6
Production costs	130.2	131.7	261.9	19.0	20.9	39.9
Amortisation of mining assets	19.8	19.1	38.9	2.9	3.0	5.9
Inventory change	(0.6)	(0.4)	(1.0)	(0.1)	(0.1)	(0.2)
Operating profit	15.5	6.2	21.7	2.3	1.0	3.3
Capital expenditure	-	-	-	-	-	-

				Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
BAMBANANI MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	88	88	176	947	943	1,890
Milled - 000	- tonnes /	- tons	- reef	479	532	1,011	528	586	1,114
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	479	532	1,011	528	586	1,114
Yield	- g/t	/ - oz/t	- reef	7.07	6.84	6.95	0.206	0.200	0.203
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- average	7.07	6.84	6.95	0.206	0.200	0.203
Gold produced	- kg	/ - oz 000	- reef	3,388	3,639	7,027	109	117	226
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	3,388	3,639	7,027	109	117	226
Revenue	- R/kg	/ - $/oz	- sold	64,960	63,622	64,268	294	312	304
Total cash costs	- R	/ - $	- ton milled	417	373	394	55	54	54
	- R/kg	/ - $/oz	- produced	59,019	54,511	56,685	267	268	268
PRODUCTIVITY									
per employee	- g	/ - oz	- target	176	177	176	5.65	5.68	5.66
			- actual	147	155	151	4.71	4.97	4.85
per employee	- m2	/ - ft2	- target	3.60	3.68	3.64	38.73	39.56	39.15
			- actual	3.81	3.73	3.77	40.97	40.11	40.54
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				217.3	228.2	445.5	31.7	36.0	67.7
Accelerated hedge revenue				2.8	3.3	6.1	0.4	0.5	0.9
Total gold revenue				220.1	231.5	451.6	32.1	36.5	68.6
Cost of sales				216.4	212.7	429.1	31.5	33.7	65.2
Cash operating costs				208.7	197.2	405.9	30.4	31.2	61.6
Other cash costs				(8.8)	1.2	(7.6)	(1.3)	0.2	(1.1)
Total cash costs				199.9	198.4	398.3	29.1	31.4	60.5
Retrenchment costs				2.8	3.3	6.1	0.4	0.5	0.9
Rehabilitation and other non-cash costs				(0.9)	0.6	(0.3)	(0.1)	0.1	-
Production costs				201.8	202.3	404.1	29.4	32.0	61.4
Amortisation of mining assets				13.7	11.3	25.0	2.0	1.8	3.8
Inventory change				0.9	(0.9)	-	0.1	(0.1)	-
Operating profit				3.7	18.8	22.5	0.6	2.8	3.4
Capital expenditure									
			- mining direct	1.8	1.7	3.5	0.3	0.3	0.5
			- other	-	-	-	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				1.8	1.7	3.5	0.3	0.3	0.5

				Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
TSHEPONG MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	101	86	187	1,084	923	2,007
Milled - 000	- tonnes /	- tons	- reef	323	326	649	356	359	715
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	323	326	649	356	359	715
Yield	- g/t	/ - oz/t	- reef	8.10	7.19	7.64	0.236	0.210	0.223
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- average	8.10	7.19	7.64	0.236	0.210	0.223
Gold produced	- kg	/ - oz 000	- reef	2,614	2,344	4,958	84	75	159
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	2,614	2,344	4,958	84	75	159
Revenue	- R/kg	/ - $/oz	- sold	64,751	63,574	64,195	293	312	302
Total cash costs	- R	/ - $	- ton milled	387	358	372	51	51	51
	- R/kg	/ - $/oz	- produced	47,785	49,736	48,707	216	245	230
PRODUCTIVITY									
per employee	- g	/ - oz	- target	165	162	164	5.29	5.22	5.26
			- actual	184	160	172	5.90	5.15	5.52
per employee	- m2	/ - ft2	- target	5.90	5.82	5.86	63.46	62.66	63.06
			- actual	7.08	5.86	6.46	76.16	63.10	69.54
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				167.5	147.0	314.6	24.4	23.2	47.6
Accelerated hedge revenue				1.7	2.0	3.7	0.2	0.3	0.5
Total gold revenue				169.2	149.0	318.3	24.6	23.5	48.1
Cost of sales				145.8	135.4	281.2	21.2	21.5	42.7
Cash operating costs				125.8	114.7	240.5	18.3	18.2	36.5
Other cash costs				(0.9)	1.8	0.9	(0.1)	0.3	0.2
Total cash costs				124.9	116.5	241.4	18.2	18.5	36.7
Retrenchment costs				1.7	2.0	3.7	0.2	0.3	0.5
Rehabilitation and other non-cash costs				(1.1)	1.2	0.1	(0.2)	0.2	-
Production costs				125.5	119.7	245.2	18.2	19.0	37.2
Amortisation of mining assets				19.6	16.2	35.8	2.9	2.6	5.5
Inventory change				0.7	(0.5)	0.2	0.1	(0.1)	-
Operating profit				23.4	13.6	37.1	3.4	2.0	5.4
Capital expenditure									
			- mining direct	-	-	-	-	-	-
			- other	-	-	-	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				-	-	-	-	-	-

				Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
MATJHABENG MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	77	83	160	834	892	1,726
Milled - 000	- tonnes /	- tons	- reef	411	425	836	453	469	922
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	411	425	836	453	469	922
Yield	- g/t	/ - oz/t	- reef	7.37	7.44	7.41	0.215	0.217	0.216
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- average	7.37	7.44	7.41	0.215	0.217	0.216
Gold produced	- kg	/ - oz 000	- reef	3,030	3,166	6,196	97	102	199
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	3,030	3,166	6,196	97	102	199
Revenue	- R/kg	/ - $/oz	- sold	67,723	63,289	65,458	307	311	309
Total cash costs	- R	/ - $	- ton milled	441	428	434	58	61	60
	- R/kg	/ - $/oz	- produced	59,754	57,552	58,629	271	283	277
PRODUCTIVITY									
per employee	- g	/ - oz	- target	145	141	143	4.78	4.64	4.71
			- actual	121	119	120	3.90	3.83	3.87
per employee	- m2	/ - ft2	- target	3.70	3.59	3.65	40.75	39.57	40.15
			- actual	3.10	3.12	3.11	33.37	33.62	33.50
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				193.7	198.4	392.1	28.2	31.4	59.5
Accelerated hedge revenue				11.5	1.9	13.4	1.7	0.3	2.0
Total gold revenue				205.2	200.3	405.5	29.9	31.7	61.5
Cost of sales				199.8	189.0	388.8	29.0	29.9	58.9
Cash operating costs				180.0	180.9	360.9	26.2	28.6	54.8
Other cash costs				1.1	1.3	2.4	0.1	0.2	0.3
Total cash costs				181.1	182.2	363.3	26.3	28.8	55.1
Retrenchment costs				11.5	1.9	13.4	1.7	0.3	2.0
Rehabilitation and other non-cash costs				(0.5)	0.2	(0.3)	(0.1)	-	(0.1)
Production costs				192.1	184.3	376.4	27.9	29.1	57.0
Amortisation of mining assets				7.0	5.5	12.5	1.0	0.9	1.9
Inventory change				0.7	(0.8)	(0.1)	0.1	(0.1)	-
Operating profit				5.4	11.3	16.7	0.9	1.8	2.6
Capital expenditure									
			- mining direct	-	-	-	-	-	-
			- other	-	-	-	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				-	-	-	-	-	-

				Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
SURFACE OPERATIONS				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes /	- tons	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	830	602	1,432	915	664	1,579
			- total	830	602	1,432	915	664	1,579
Yield	- g/t	/ - oz/t	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	0.85	1.08	0.95	0.025	0.031	0.028
			- average	0.85	1.08	0.95	0.025	0.031	0.028
Gold produced	- kg	/ - oz 000	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	706	649	1,355	23	21	45
			- total	706	649	1,355	23	21	45
Revenue	- R/kg	/ - $/oz	- sold	63,953	62,637	63,324	290	307	298
Total cash costs	- R	/ - $	- ton milled	23	45	32	3	7	5
	- R/kg	/ - $/oz	- produced	27,079	42,208	34,349	123	208	164
PRODUCTIVITY									
per employee	- g	/ - oz	- target	326	388	357	10.49	12.46	11.48
			- actual	269	244	256	8.65	7.84	8.24
per employee	- m2	/ - ft2	- target	-	-	-	-	-	-
			- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				45.1	40.6	85.7	6.6	6.4	13.0
Accelerated hedge revenue				0.1	-	0.1	-	-	-
Total gold revenue				45.2	40.6	85.8	6.6	6.4	13.0
Cost of sales				19.6	28.0	47.6	2.9	4.4	7.3
Cash operating costs				19.1	27.4	46.5	2.8	4.3	7.1
Other cash costs				-	-	-	-	-	-
Total cash costs				19.1	27.4	46.5	2.8	4.3	7.1
Retrenchment costs				0.1	-	0.1	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				19.2	27.4	46.6	2.8	4.3	7.1
Amortisation of mining assets				0.4	0.6	1.0	0.1	0.1	0.2
Inventory change				-	-	-	-	-	-
Operating profit				25.6	12.6	38.2	3.7	2.0	5.7
Capital expenditure									
			- mining direct	-	(0.1)	(0.1)	-	-	-
			- other	-	-	-	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				-	(0.1)	(0.1)	-	-	-

				Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
JOEL MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2 / - ft2	- 000		74	58	132	800	624	1,424
Milled - 000	- tonnes / - tons	- reef		308	255	563	340	281	621
		- waste		24	69	92	25	76	101
		- surface and dump reclamation		-	-	-	-	-	-
		- total		332	323	655	365	356	722
Yield	- g/t / - oz/t	- reef		5.22	6.78	5.93	0.152	0.198	0.173
		- waste		0.70	0.73	0.72	0.020	0.021	0.021
		- surface and dump reclamation		-	-	-	-	-	-
		- average		4.91	5.50	5.20	0.143	0.160	0.152
Gold produced	- kg / - oz 000	- reef		1,610	1,726	3,336	52	55	106
		- waste		16	50	66	1	2	3
		- surface and dump reclamation		-	-	-	-	-	-
		- total		1,626	1,776	3,402	52	57	109
Revenue	- R/kg / - $/oz	- sold		65,433	63,241	64,289	296	312	304
Total cash costs	- R / - $	- ton milled		313	312	313	41	45	43
	- R/kg / - $/oz	- produced		63,828	56,793	60,155	289	280	284
PRODUCTIVITY									
per employee	- g / - oz	- target		155	143	149	4.97	4.61	4.78
		- actual		121	126	124	3.90	4.04	3.97
per employee	- m2 / - ft2	- target		5.88	5.37	5.61	63.29	57.79	60.43
		- actual		5.55	4.10	4.81	59.74	44.14	51.73
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				104.4	111.0	215.4	15.2	17.6	32.8
Accelerated hedge revenue				2.0	1.3	3.3	0.3	0.2	0.5
Total gold revenue				106.4	112.3	218.7	15.5	17.8	33.3
Cost of sales				121.7	112.0	233.7	17.8	17.7	35.5
Cash operating costs				103.0	100.1	203.1	15.0	15.9	30.9
Other cash costs				0.8	0.7	1.5	0.1	0.1	0.2
Total cash costs				103.8	100.8	204.6	15.1	16.0	31.1
Retrenchment costs				2.0	1.3	3.3	0.3	0.2	0.5
Rehabilitation and other non-cash costs				(0.2)	0.1	(0.1)	-	-	-
Production costs				105.6	102.2	207.8	15.4	16.2	31.6
Amortisation of mining assets				14.2	10.3	24.5	2.1	1.6	3.7
Inventory change				1.9	(0.5)	1.4	0.3	(0.1)	0.2
Operating profit				(15.3)	0.3	(15.0)	(2.3)	0.1	(2.2)
Capital expenditure									
		- mining direct		26.2	27.3	53.5	3.8	4.2	8.0
		- other		-	-	-	-	-	-
		- recoupments		-	-	-	-	-	-
Net capital expenditure				26.2	27.3	53.5	3.8	4.2	8.0

				Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
TAUTONA MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	73	64	137	787	688	1,475
Milled - 000	- tonnes /	- tons	- reef	427	382	809	470	421	891
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	427	382	809	470	421	891
Yield	- g/t	/ - oz/t	- reef	11.20	10.84	11.03	0.327	0.316	0.322
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- average	11.20	10.84	11.03	0.327	0.316	0.322
Gold produced	- kg	/ - oz 000	- reef	4,778	4,136	8,914	154	133	287
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	4,778	4,136	8,914	154	133	287
Revenue	- R/kg	/ - $/oz	- sold	64,347	62,856	63,655	292	309	300
Total cash costs	- R	/ - $	- ton milled	414	441	427	55	63	59
	- R/kg	/ - $/oz	- produced	36,927	40,691	38,674	167	200	183
PRODUCTIVITY									
per employee	- g	/ - oz	- target	281	264	273	9.04	8.50	8.77
			- actual	254	219	237	8.17	7.04	7.61
per employee	- m2	/ - ft2	- target	4.41	4.09	4.25	47.51	43.99	45.75
			- actual	3.89	3.39	3.64	41.88	36.44	39.15
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				306.5	259.2	565.6	44.6	41.0	85.6
Accelerated hedge revenue				1.0	0.8	1.8	0.1	0.1	0.2
Total gold revenue				307.5	260.0	567.4	44.7	41.1	85.8
Cost of sales				180.7	181.3	362.0	26.3	28.7	55.0
Cash operating costs				175.1	167.1	342.2	25.5	26.5	52.0
Other cash costs				1.3	1.2	2.5	0.2	0.2	0.4
Total cash costs				176.4	168.3	344.7	25.7	26.7	52.4
Retrenchment costs				1.0	0.8	1.8	0.1	0.1	0.2
Rehabilitation and other non-cash costs				(0.1)	0.1	-	-	-	-
Production costs				177.3	169.2	346.5	25.8	26.8	52.6
Amortisation of mining assets				7.5	13.3	20.8	1.1	2.1	3.2
Inventory change				(4.1)	(1.2)	(5.3)	(0.6)	(0.2)	(0.8)
Operating profit				126.8	78.7	205.4	18.4	12.4	30.8
Capital expenditure									
			- mining direct	4.6	1.8	6.4	0.7	0.3	1.0
			- other	0.1	-	0.1	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				4.7	1.8	6.5	0.7	0.3	1.0

					Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
SAVUKA MINE					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	50	51	101	534	545	1,079
Milled - 000	- tonnes /	- tons	- reef		256	246	502	282	271	553
			- waste		-	-	-	-	-	-
			- surface and							
			dump reclamation		-	-	-	-	-	-
			- total		256	246	502	282	271	553
Yield	- g/t	/	- oz/t	- reef	7.99	8.21	8.10	0.233	0.240	0.236
			- waste		-	-	-	-	-	-
			- surface and							
			dump reclamation		-	-	-	-	-	-
			- average		7.99	8.21	8.10	0.233	0.240	0.236
Gold produced	- kg	/	- oz 000	- reef	2,046	2,021	4,067	66	65	131
			- waste		-	-	-	-	-	-
			- surface and							
			dump reclamation		-	-	-	-	-	-
			- total		2,046	2,021	4,067	66	65	131
Revenue	- R/kg	/	- $/oz	- sold	65,233	63,056	64,152	295	310	302
Total cash costs	- R	/	- $	- ton milled	446	453	450	59	65	62
	- R/kg	/	- $/oz	- produced	55,836	55,164	55,502	253	272	262
PRODUCTIVITY										
per employee	- g	/	- oz	- target	173	164	168	5.56	5.26	5.41
				- actual	162	158	160	5.21	5.07	5.14
per employee	- m2	/	- ft2	- target	4.82	4.46	4.64	51.84	48.05	49.94
				- actual	3.93	3.95	3.94	42.27	42.52	42.40
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					131.5	126.7	258.2	19.1	20.0	39.1
Accelerated hedge revenue					2.0	0.7	2.7	0.3	0.1	0.4
Total gold revenue					133.5	127.4	260.9	19.4	20.1	39.5
Cost of sales					120.3	117.0	237.3	17.6	18.4	36.0
Cash operating costs					113.9	110.8	224.7	16.6	17.5	34.1
Other cash costs					0.3	0.7	1.0	0.1	0.1	0.2
Total cash costs					114.2	111.5	225.7	16.7	17.6	34.3
Retrenchment costs					2.0	0.7	2.7	0.3	0.1	0.4
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					116.2	112.2	228.4	17.0	17.7	34.7
Amortisation of mining assets					5.7	5.3	11.0	0.8	0.8	1.6
Inventory change					(1.6)	(0.5)	(2.1)	(0.2)	(0.1)	(0.3)
Operating profit					13.2	10.4	23.6	1.8	1.7	3.5
Capital expenditure										
			- mining direct		0.8	1.5	2.3	0.1	0.2	0.3
			- other		-	-	-	-	-	-
			- recoupments		-	-	-	-	-	-
Net capital expenditure					0.8	1.5	2.3	0.1	0.2	0.3

				Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
MPONENG MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	67	60	127	720	642	1,362
Milled - 000	- tonnes /	- tons	- reef	408	374	782	449	412	861
			- waste	16	-	16	17	-	17
			- surface and dump reclamation	-	-	-	-	-	-
			- total	424	374	798	466	412	878
Yield	- g/t	/ - oz/t	- reef	7.36	10.48	8.85	0.215	0.306	0.258
			- waste	0.32	-	0.32	0.009	-	0.009
			- surface and dump reclamation	-	-	-	-	-	-
			- average	7.10	10.48	8.68	0.207	0.306	0.253
Gold produced	- kg	/ - oz 000	- reef	2,998	3,921	6,919	96	126	222
			- waste	5	-	5	0	-	0
			- surface and dump reclamation	-	-	-	-	-	-
			- total	3,003	3,921	6,924	97	126	223
Revenue	- R/kg	/ - $/oz	- sold	64,242	62,668	63,351	291	309	301
Total cash costs	- R	/ - $	- ton milled	380	434	405	50	62	56
	- R/kg	/ - $/oz	- produced	53,603	41,355	46,667	243	204	221
PRODUCTIVITY									
per employee	- g	/ - oz	- target	212	201	206	6.82	6.45	6.63
			- actual	183	235	209	5.88	7.56	6.73
per employee	- m2	/ - ft2	- target	4.26	3.85	4.05	45.84	41.40	43.61
			- actual	4.07	3.58	3.82	43.81	38.52	41.14
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				192.2	245.6	437.7	28.0	38.9	66.9
Accelerated hedge revenue				0.7	0.1	0.8	0.1	-	0.1
Total gold revenue				192.9	245.7	438.5	28.1	38.9	67.0
Cost of sales				183.0	180.2	363.2	26.7	28.4	55.1
Cash operating costs				160.1	161.3	321.4	23.3	25.5	48.8
Other cash costs				1.0	0.8	1.8	0.1	0.1	0.2
Total cash costs				161.1	162.1	323.2	23.4	25.6	49.0
Retrenchment costs				0.7	0.1	0.8	0.1	-	0.1
Rehabilitation and other non-cash costs				(0.1)	0.1	-	-	-	-
Production costs				161.7	162.3	324.0	23.5	25.6	49.1
Amortisation of mining assets				23.7	18.7	42.4	3.5	2.9	6.4
Inventory change				(2.4)	(0.8)	(3.2)	(0.3)	(0.1)	(0.4)
Operating profit				9.9	65.5	75.3	1.4	10.5	11.9
Capital expenditure									
			- mining direct	44.8	28.8	73.7	6.5	4.5	11.1
			- other	0.6	0.5	1.1	0.1	0.1	0.2
			- recoupments	-	-	-	-	-	-
Net capital expenditure				45.4	29.3	74.8	6.6	4.6	11.3

				Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
ELANDSRAND MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	96	90	186	1,033	969	2,002
Milled - 000	- tonnes /	- tons	- reef	437	414	851	482	456	938
			- waste	10	7	17	11	8	19
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	447	421	868	493	464	957
Yield	- g/t	/ - oz/t	- reef	6.51	7.29	6.89	0.190	0.213	0.201
			- waste	0.50	0.29	0.41	0.015	0.008	0.012
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- average	6.37	7.18	6.76	0.186	0.209	0.197
Gold produced	- kg	/ - oz 000	- reef	2,843	3,020	5,863	92	97	189
			- waste	5	2	7	0	0	0
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	2,848	3,022	5,870	92	97	189
Revenue	- R/kg	/ - $/oz	- sold	64,470	63,238	63,836	293	311	302
Total cash costs	- R	/ - $	- ton milled	377	387	382	50	56	53
	- R/kg	/ - $/oz	- produced	59,171	53,882	56,448	268	265	267
PRODUCTIVITY									
per employee	- g	/ - oz	- target	177	187	182	5.69	6.01	5.85
			- actual	157	164	161	5.06	5.28	5.17
per employee	- m2	/ - ft2	- target	5.61	5.46	5.53	60.35	58.75	59.55
			- actual	5.31	4.89	5.10	57.11	52.62	54.85
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				182.8	189.4	372.1	26.7	29.9	56.6
Accelerated hedge revenue				0.9	1.7	2.6	0.1	0.3	0.4
Total gold revenue				183.7	191.1	374.7	26.8	30.2	57.0
Cost of sales				188.8	175.5	364.3	27.5	27.9	55.4
Cash operating costs				168.5	162.3	330.8	24.6	25.7	50.3
Other cash costs				-	0.6	0.6	0.0	0.1	0.1
Total cash costs				168.5	162.9	331.4	24.6	25.8	50.4
Retrenchment costs				0.9	1.7	2.6	0.1	0.3	0.4
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				169.4	164.6	334.0	24.7	26.1	50.8
Amortisation of mining assets				21.8	11.6	33.4	3.2	1.9	5.1
Inventory change				(2.4)	(0.7)	(3.1)	(0.4)	(0.1)	(0.5)
Operating profit				(5.1)	15.6	10.4	(0.7)	2.3	1.6
Capital expenditure									
			- mining direct	37.9	22.6	60.6	5.5	3.6	9.1
			- other	-	-	-	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				37.9	22.6	60.6	5.5	3.6	9.1

				Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
DEELKRAAL MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2 / - ft2	- 000		37	34	71	403	368	771
Milled - 000	- tonnes / - tons	- reef		196	194	390	216	214	430
		- waste		-	-	-	-	-	-
		- surface and							
		dump reclamation		-	-	-	-	-	-
		- total		196	194	390	216	214	430
Yield	- g/t / - oz/t	- reef		6.66	7.38	7.02	0.194	0.215	0.205
		- waste		-	-	-	-	-	-
		- surface and							
		dump reclamation		-	-	-	-	-	-
		- average		6.66	7.38	7.02	0.194	0.215	0.205
Gold produced	- kg / - oz 000	- reef		1,302	1,432	2,734	42	46	88
		- waste		-	-	-	-	-	-
		- surface and							
		dump reclamation		-	-	-	-	-	-
		- total		1,302	1,432	2,734	42	46	88
Revenue	- R/kg / - $/oz	- sold		64,571	63,469	63,994	293	312	303
Total cash costs	- R / - $	- ton milled		460	464	462	61	67	64
	- R/kg / - $/oz	- produced		69,078	62,790	65,785	313	309	311
PRODUCTIVITY									
per employee	- g / - oz	- target		161	168	165	5.18	5.40	5.29
		- actual		121	130	125	3.89	4.16	4.03
per employee	- m2 / - ft2	- target		4.16	4.26	4.21	44.79	45.83	45.31
		- actual		3.48	3.09	3.28	37.49	33.23	35.33
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				83.3	89.6	172.8	12.1	14.2	26.3
Accelerated hedge revenue				0.8	1.3	2.1	0.1	0.2	0.3
Total gold revenue				84.1	90.9	174.9	12.2	14.4	26.6
Cost of sales				100.5	98.3	198.8	14.7	15.6	30.3
Cash operating costs				89.5	89.5	179.0	13.0	14.2	27.2
Other cash costs				0.5	0.4	0.9	0.1	0.1	0.2
Total cash costs				90.0	89.9	179.9	13.1	14.3	27.4
Retrenchment costs				0.8	1.3	2.1	0.1	0.2	0.3
Rehabilitation and other non-cash costs				(0.1)	0.1	-	-	-	-
Production costs				90.7	91.3	182.0	13.2	14.5	27.7
Amortisation of mining assets				10.8	7.4	18.2	1.6	1.2	2.8
Inventory change				(1.0)	(0.4)	(1.4)	(0.1)	(0.1)	(0.2)
Operating profit				(16.4)	(7.4)	(23.9)	(2.5)	(1.2)	(3.7)
Capital expenditure									
		- mining direct		2.5	1.7	4.3	0.4	0.3	0.6
		- other		-	-	-	-	-	-
		- recoupments		-	-	-	-	-	-
Net capital expenditure				2.5	1.7	4.3	0.4	0.3	0.6

		Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
SURFACE OPERATIONS		Rand / Metric			Dollar / Imperial		
OPERATING RESULTS							
GOLD							
Area mined - m2 / - ft2	- 000	-	-	-	-	-	-
Milled - 000 - tonnes / - tons	- reef	-	-	-	-	-	-
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	151	151	302	167	166	333
	- total	151	151	302	167	166	333
Yield - g/t / - oz/t	- reef	-	-	-	-	-	-
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	0.61	0.68	0.64	0.018	0.020	0.019
	- average	0.61	0.68	0.64	0.018	0.020	0.019
Gold produced - kg / - oz 000	- reef	-	-	-	-	-	-
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	92	103	195	3	3	6
	- total	92	103	195	3	3	6
Revenue - R/kg / - $/oz	- sold	65,555	62,839	64,119	297	308	303
Total cash costs R / - $	- ton milled	32	32	32	4	5	4
- R/kg / - $/oz	- produced	52,250	47,514	49,746	238	234	236
PRODUCTIVITY							
per employee - g / - oz	- target	-	-	-	-	-	-
	- actual	-	-	-	-	-	-
per employee - m2 / - ft2	- target	-	-	-	-	-	-
	- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)							
Gold normal revenue		5.9	6.5	12.5	0.9	1.0	1.9
Accelerated hedge revenue		0.1	-	0.1	-	-	-
Total gold revenue		6.0	6.5	12.6	0.9	1.0	1.9
Cost of sales		4.9	4.9	9.8	0.7	0.8	1.5
Cash operating costs		4.8	4.9	9.7	0.7	0.8	1.5
Other cash costs		-	-	-	-	-	-
Total cash costs		4.8	4.9	9.7	0.7	0.8	1.5
Retrenchment costs		0.1	-	0.1	-	-	-
Rehabilitation and other non-cash		-	-	-	-	-	-
Production costs		4.9	4.9	9.8	0.7	0.8	1.5
Amortisation of mining assets		-	-	-	-	-	-
Inventory change		-	-	-	-	-	-
Operating profit		1.1	1.6	2.8	0.2	0.2	0.4
Capital expenditure							
	- mining direct	-	-	-	-	-	-
	- other	-	-	-	-	-	-
	- recoupments	-	-	-	-	-	-
Net capital expenditure		-	-	-	-	-	-

				Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
NAVACHAB				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Mined	- tonnes /	- tons	- 000	1,510	1,240	2,750	1,664	1,367	3,031
Volume mined	- bcm /	- bcy	- 000	430	361	790	562	472	1,034
Stripping ratio			- t(mined-treated)						
			/t treated	3.95	2.66	3.28	3.95	2.66	3.28
Treated	- tonnes /	- tons	- 000	305	338	643	336	373	709
Yield	- g/t /	- oz/t		1.80	1.61	1.70	0.052	0.047	0.050
Gold produced	- kg /	- oz 000		548	544	1,092	18	17	35
Revenue	- R/kg /	- $/oz	- sold	65,832	62,978	64,411	298	310	304
Total cash costs	- R/kg /	- $/oz	- produced	46,083	43,839	44,965	208	216	212
PRODUCTIVITY									
per employee	- g /	- oz	- target	513	467	490	16.51	15.00	15.76
			- actual	506	513	509	16.27	16.48	16.37
FINANCIAL RESULTS (MILLION)									
Gold revenue				36.1	34.2	70.3	5.2	5.4	10.7
Cost of sales				28.1	27.3	55.5	4.2	4.3	8.5
Cash operating costs				25.2	23.5	48.8	3.7	3.7	7.4
Other cash costs				-	0.3	0.3	-	-	-
Total cash costs				25.2	23.8	49.1	3.7	3.7	7.4
Rehabilitation and other non-cash costs				(1.6)	0.6	(1.0)	(0.2)	0.1	(0.1)
Production costs				23.6	24.4	48.1	3.5	3.8	7.3
Amortisation of mining assets				5.3	2.5	7.8	0.8	0.4	1.2
Inventory change				(0.8)	0.4	(0.4)	(0.1)	0.1	-
Operating profit				8.0	6.9	14.8	1.0	1.1	2.2
Capital expenditure				-	0.8	0.8	-	0.1	0.1

			Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
SADIOLA - Attributable 38%			Rand / Metric			Dollar / Imperial		
OPERATING RESULTS								
GOLD								
Mined	- tonnes / - tons	- 000	1,620	1,622	3,243	1,786	1,788	3,574
Volume mined	- bcm / - bcy	- 000	1,278	926	2,205	1,672	1,212	2,884
Stripping ratio		- t(mined-treated)						
		/t treated	2.20	2.46	2.33	2.20	2.46	2.33
Treated	- tonnes / - tons	- 000	506	468	974	558	516	1,074
Yield	- g/t / - oz/t		3.82	3.52	3.67	0.111	0.103	0.107
Gold produced	- kg / - oz 000		1,931	1,648	3,579	62	53	115
Revenue	- R/kg / - $/oz	- sold	67,759	61,645	64,817	306	303	305
Total cash costs	- R/kg / - $/oz	- produced	23,631	24,780	24,081	107	122	114
PRODUCTIVITY								
per employee	- g / - oz	- target	2,126	1,935	2,031	68.36	62.22	65.29
		- actual	2,088	1,787	1,938	67.13	57.45	62.30
FINANCIAL RESULTS (MILLION)								
Gold revenue			126.0	106.3	232.3	18.3	16.8	35.1
Cost of sales			63.1	65.7	128.6	9.1	10.4	19.5
Cash operating costs			34.0	35.1	69.0	5.0	5.6	10.5
Other cash costs			9.2	8.0	17.2	1.3	1.3	2.6
Total cash costs			43.2	43.1	86.2	6.3	6.9	13.1
Rehabilitation and other non-cash costs			0.3	0.3	0.6	-	-	0.1
Production costs			43.5	43.4	86.8	6.3	6.9	13.2
Amortisation of mining assets			21.4	19.7	41.1	3.1	3.1	6.2
Inventory change			(1.8)	2.6	0.7	(0.3)	0.4	0.1
Operating profit			62.9	40.6	103.7	9.2	6.4	15.6
Capital expenditure			4.0	10.3	14.3	0.6	1.6	2.2

					Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
CRIPPLE CREEK & VICTOR J.V.					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Underground Operations										
Mined	- tonnes /	- tons	- 000		-	-	-	-	-	-
Treated	- tonnes /	- tons	- 000		-	-	-	-	-	-
Gold in ore	- kg	/	- oz 000		-	-	-	-	-	-
Yield	- g/t	/	- oz/t		-	-	-	-	-	-
Gold produced	- kg	/	- oz 000		-	-	-	-	-	-
Open-pit Operations										
Mined	- tonnes /	- tons	- 000		6,569	6,586	13,155	7,241	7,260	14,501
Stripping ratio			- t(mined-treated)							
			/t treated		1.82	1.52	1.66	1.82	1.52	1.66
Treated	- tonnes /	- tons	- 000		2,333	2,617	4,950	2,572	2,884	5,456
Gold in ore	- kg	/	- oz 000		3,374	1,695	5,070	108	55	163
Yield	- g/t	/	- oz/t		0.84	0.65	0.74	0.025	0.019	0.022
Gold produced	- kg	/	- oz 000		1,968	1,695	3,663	63	55	118
Total										
Yield	- g/t	/	- oz/t		0.84	0.65	0.74	0.025	0.019	0.022
Gold produced	- kg	/	- oz 000		1,968	1,695	3,663	63	55	118
Revenue	- R/kg	/	- $/oz	- sold	71,253	65,857	68,756	322	323	322
Total cash costs	- R/kg	/	- $/oz	- produced	42,729	40,478	41,687	193	200	196
PRODUCTIVITY										
per employee	- g	/	- oz	- target	2,524	2,121	2,322	81.14	68.18	74.66
				- actual	1,216	2,030	1,493	39.10	65.27	48.01
FINANCIAL RESULTS (MILLION)										
Gold revenue					140.2	111.6	251.9	20.4	17.6	38.0
Cost of sales					129.4	84.2	213.6	18.9	13.3	32.2
Cash operating costs					84.1	68.6	152.7	12.2	10.9	23.1
Other cash costs					-	-	-	-	-	-
Total cash costs					84.1	68.6	152.7	12.2	10.9	23.1
Rehabilitation and other non-cash costs					3.4	2.1	5.5	0.5	0.3	0.8
Production costs					87.5	70.7	158.2	12.7	11.2	23.9
Amortisation of mining assets					48.7	20.2	68.9	7.1	3.2	10.3
Inventory change					(6.8)	(6.7)	(13.5)	(0.9)	(1.1)	(2.0)
Operating profit					10.8	27.4	38.3	1.5	4.3	5.8
Capital expenditure					25.5	27.7	53.2	3.7	4.4	8.1

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

			Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
JERRITT CANYON J.V. - Attributable 70%			Rand / Metric			Dollar / Imperial		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined	- tonnes / - tons	- 000	197	173	370	217	191	408
Treated	- tonnes / - tons	- 000	137	121	259	152	134	285
Gold in ore	- kg / - oz 000		1,487	1,343	2,830	48	43	91
Yield	- g/t / - oz/t		12.90	15.15	13.96	0.376	0.442	0.407
Gold produced	- kg / - oz 000		1,773	1,839	3,612	57	59	116
Open-pit Operations								
Mined	- tonnes / - tons	- 000	-	-	-	-	-	-
Stripping ratio		- t(mined-treated)						
		/t treated	-	-	-	-	-	-
Treated	- tonnes / - tons	- 000	-	-	-	-	-	-
Gold in ore	- kg / - oz 000		-	-	-	-	-	-
Yield	- g/t / - oz/t		-	-	-	-	-	-
Gold produced	- kg / - oz 000		-	-	-	-	-	-
Total								
Yield	- g/t / - oz/t		12.90	15.15	13.96	0.376	0.442	0.407
Gold produced	- kg / - oz 000		1,773	1,839	3,612	57	59	116
Revenue	- R/kg / - $/oz	- sold	71,322	65,482	68,347	322	323	322
Total cash costs	- R/kg / - $/oz	- produced	43,895	37,593	40,686	199	186	192
PRODUCTIVITY								
per employee	- g / - oz	- target	2,078	2,340	2,208	66.82	75.24	70.97
		- actual	1,990	2,139	2,063	63.98	68.77	66.33
FINANCIAL RESULTS (MILLION)								
Gold revenue			126.5	120.5	247.0	18.4	19.1	37.5
Cost of sales			120.8	94.7	215.5	17.5	15.1	32.6
Cash operating costs			77.8	69.2	147.0	11.3	11.0	22.3
Other cash costs			-	-	-	-	-	-
Total cash costs			77.8	69.2	147.0	11.3	11.0	22.3
Rehabilitation and other non-cash costs			0.9	1.6	2.5	0.1	0.3	0.4
Production costs			78.7	70.8	149.5	11.4	11.3	22.7
Amortisation of mining assets			42.1	22.1	64.2	6.1	3.5	9.6
Inventory change			-	1.8	1.8	-	0.3	0.3
Operating profit			5.7	25.8	31.5	0.9	4.0	4.9
Capital expenditure			29.5	19.7	49.2	4.3	3.1	7.4

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

				Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
MORRO VELHO				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes /	- tons	- 000	194	180	374	214	199	412
Treated	- tonnes /	- tons	- 000	194	180	374	214	199	412
Gold in ore	- kg /	- oz 000		1,496	1,429	2,926	48	46	94
Yield	- g/t /	- oz/t		6.83	7.34	7.08	0.199	0.214	0.206
Gold produced	- kg /	- oz 000		1,324	1,324	2,648	43	43	85
Open-pit Operations									
Mined	- tonnes /	- tons	- 000	241	203	444	266	224	490
Stripping ratio			- t(mined-treated)						
			/t treated	5.96	5.70	5.84	5.96	5.70	5.84
Treated	- tonnes /	- tons	- 000	35	30	65	38	33	72
Gold in ore	- kg /	- oz 000		131	135	265	4	4	9
Yield	- g/t /	- oz/t		3.50	4.19	3.82	0.102	0.122	0.111
Gold produced	- kg /	- oz 000		121	127	248	4	4	8
Total									
Yield	- g/t /	- oz/t		6.33	6.89	6.59	0.184	0.201	0.192
Gold produced	- kg /	- oz 000		1,445	1,451	2,896	46	47	93
Revenue	- R/kg /	- $/oz	- sold	71,067	66,815	68,760	328	329	328
Total cash costs	- R/kg /	- $/oz	- produced	28,719	26,317	27,515	130	129	130
PRODUCTIVITY									
per employee	- g /	- oz	- target	403	412	408	12.96	13.25	13.11
			- actual	386	397	392	12.41	12.78	12.59
FINANCIAL RESULTS (MILLION)									
Gold revenue				82.1	91.7	173.8	12.2	14.5	26.7
Cost of sales				43.9	47.7	91.5	6.4	7.6	13.9
Cash operating costs				40.6	37.3	77.9	5.9	5.9	11.8
Other cash costs				0.9	0.9	1.8	0.1	0.1	0.3
Total cash costs				41.5	38.2	79.7	6.0	6.0	12.1
Rehabilitation and other non-cash costs				0.4	0.3	0.7	0.1	0.1	0.1
Production costs				41.9	38.5	80.4	6.1	6.1	12.2
Amortisation of mining assets				16.1	14.5	30.6	2.3	2.3	4.6
Inventory change				(14.1)	(5.3)	(19.5)	(2.0)	(0.8)	(2.9)
Operating profit				38.2	44.0	82.3	5.8	6.9	12.8
Capital expenditure				24.9	12.1	37.0	3.6	1.9	5.5

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

		Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
SERRA GRANDE - Attributable 50%		Rand / Metric			Dollar / Imperial		
OPERATING RESULTS							
GOLD							
Underground Operations							
Mined	- tonnes / - tons - 000	95	96	190	104	105	210
Treated	- tonnes / - tons - 000	94	90	184	103	100	203
Gold in ore	- kg / - oz 000	789	785	1,574	25	25	51
Yield	- g/t / - oz/t	8.03	8.26	8.14	0.234	0.241	0.238
Gold produced	- kg / - oz 000	752	747	1,499	24	24	48
Open-pit Operations							
Mined	- tonnes / - tons - 000	-	-	-	-	-	-
Stripping ratio	- t(mined-treated)						
	/t treated	-	-	-	-	-	-
Treated	- tonnes / - tons - 000	-	-	-	-	-	-
Gold in ore	- kg / - oz 000	-	-	-	-	-	-
Yield	- g/t / - oz/t	-	-	-	-	-	-
Gold produced	- kg / - oz 000	-	-	-	-	-	-
Total							
Yield	- g/t / - oz/t	8.03	8.26	8.14	0.234	0.241	0.238
Gold produced	- kg / - oz 000	752	747	1,499	24	24	48
Revenue	- R/kg / - $/oz - sold	71,833	66,828	69,306	324	327	326
Total cash costs	- R/kg / - $/oz - produced	24,573	21,269	22,925	111	105	108
PRODUCTIVITY							
per employee	- g / - oz - target	943	969	956	30.31	31.14	30.73
	- actual	966	984	975	31.06	31.65	31.35
FINANCIAL RESULTS (MILLION)							
Gold revenue		51.8	49.1	100.9	7.5	7.7	15.2
Cost of sales		27.2	25.3	52.7	4.0	4.0	7.9
Cash operating costs		17.3	15.4	32.8	2.5	2.4	5.0
Other cash costs		1.1	0.5	1.6	0.2	0.1	0.2
Total cash costs		18.4	15.9	34.4	2.7	2.5	5.2
Rehabilitation and other non-cash costs		0.5	0.5	1.0	0.1	0.1	0.1
Production costs		18.9	16.4	35.4	2.8	2.6	5.3
Amortisation of mining assets		9.7	8.7	18.4	1.4	1.4	2.8
Inventory change		(1.4)	0.2	(1.1)	(0.2)	-	(0.2)
Operating profit		24.6	23.8	48.2	3.5	3.7	7.3
Capital expenditure		5.8	3.8	9.6	0.8	0.6	1.4

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

			Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
CERRO VANGUARDIA - Attributable 46.25%			Rand / Metric			Dollar / Imperial		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined	- tonnes / - tons	- 000	-	-	-	-	-	-
Treated	- tonnes / - tons	- 000	-	-	-	-	-	-
Gold in ore	- kg / - oz 000		-	-	-	-	-	-
Yield	- g/t / - oz/t		-	-	-	-	-	-
Gold produced	- kg / - oz 000		-	-	-	-	-	-
Open-pit Operations								
Mined	- tonnes / - tons	- 000	931	893	1,824	1,027	984	2,011
Stripping ratio		- t(mined-treated)						
		/t treated	9.14	8.79	8.96	9.14	8.79	8.96
Treated	- tonnes / - tons	- 000	92	91	183	101	101	202
Gold in ore	- kg / - oz 000		1,115	1,089	2,204	36	35	71
Yield	- g/t / - oz/t		11.74	11.52	11.63	0.342	0.336	0.339
Gold produced	- kg / - oz 000		1,079	1,051	2,130	35	34	68
Total								
Yield	- g/t / - oz/t		11.74	11.52	11.63	0.342	0.336	0.339
Gold produced	- kg / - oz 000		1,079	1,051	2,130	35	34	68
Revenue	- R/kg / - $/oz	- sold	61,911	66,163	64,049	304	326	315
Total cash costs	- R/kg / - $/oz	- produced	28,449	27,724	28,091	129	136	132
PRODUCTIVITY								
per employee	- g / - oz	- target	1,800	1,750	1,775	57.87	56.25	57.06
		- actual	2,147	1,787	1,953	69.04	57.46	62.79
FINANCIAL RESULTS (MILLION)								
Gold revenue			76.7	77.5	154.2	12.0	12.3	24.3
Cost of sales			54.2	49.2	103.5	7.8	7.8	15.6
Cash operating costs			25.6	24.0	49.6	3.7	3.8	7.5
Other cash costs			5.1	5.1	10.2	0.7	0.8	1.5
Total cash costs			30.7	29.1	59.8	4.4	4.6	9.0
Rehabilitation and other non-cash costs			0.5	0.4	0.9	0.1	0.1	0.1
Production costs			31.2	29.5	60.7	4.5	4.7	9.1
Amortisation of mining assets			19.5	19.3	38.8	2.8	3.0	5.9
Inventory change			3.5	0.4	4.0	0.5	0.1	0.6
Operating profit			22.5	28.3	50.7	4.2	4.5	8.7
Capital expenditure			-	-	-	-	-	-

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

		Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
SUNRISE DAM		Rand / Metric			Dollar / Imperial		
OPERATING RESULTS							
GOLD							
Volume mined	- bcm / - bcy - 000	2,497	2,380	4,877	3,266	3,113	6,379
Treated	- tonnes / - tons - 000	467	419	885	514	461	976
Yield	- g/t / - oz/t	3.26	3.47	3.36	0.095	0.101	0.098
Gold produced	- kg / - oz 000	1,523	1,453	2,976	49	47	96
Revenue	- R/kg / - $/oz - sold	74,910	71,245	72,938	338	351	345
Total cash costs	- R/kg / - $/oz - produced	47,516	37,270	42,513	215	184	200
PRODUCTIVITY							
per employee	- g / - oz - target	1,212	1,098	1,155	38.97	35.30	37.13
	- actual	2,106	1,011	1,377	67.72	32.49	44.27
FINANCIAL RESULTS (MILLION)							
Gold revenue		113.0	125.2	238.2	16.4	19.8	36.3
Cost of sales		77.9	85.6	163.5	11.4	13.6	24.8
Cash operating costs		71.2	53.0	124.2	10.4	8.4	18.7
Other cash costs		1.2	1.1	2.3	0.2	0.2	0.4
Total cash costs		72.4	54.1	126.5	10.6	8.6	19.1
Rehabilitation and other non-cash costs		0.8	0.8	1.6	0.1	0.1	0.2
Production costs		73.2	54.9	128.1	10.7	8.7	19.3
Amortisation of mining assets		21.6	15.8	37.4	3.2	2.6	5.7
Inventory change		(16.9)	14.9	(2.0)	(2.5)	2.3	(0.2)
Operating profit		35.1	39.6	74.7	5.0	6.2	11.5
Capital expenditure		8.6	22.2	30.8	1.2	3.5	4.8

					Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
BODDINGTON - Attributable 33.33%					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Volume mined	- bcm	/	- bcy	- 000	-	-	-	-	-	-
Treated	- tonnes /	- tons		- 000	763	758	1,521	841	836	1,677
Yield	- g/t	/	- oz/t		0.80	0.83	0.81	0.023	0.024	0.024
Gold produced	- kg	/	- oz 000		611	628	1,239	20	20	40
Revenue	- R/kg	/	- $/oz	- sold	72,803	71,906	72,349	330	353	342
Total cash costs	- R/kg	/	- $/oz	- produced	49,978	44,480	47,191	226	219	222
PRODUCTIVITY										
per employee	- g	/	- oz	- target	1,800	1,943	1,871	57.86	62.48	60.17
				- actual	1,706	940	1,208	54.86	30.24	38.83
FINANCIAL RESULTS (MILLION)										
Gold revenue					45.0	45.5	90.4	6.5	7.2	13.7
Cost of sales					36.5	34.8	71.3	5.4	5.5	10.7
Cash operating costs					30.1	27.5	57.6	4.4	4.3	8.7
Other cash costs					0.5	0.4	0.9	0.1	0.1	0.1
Total cash costs					30.6	27.9	58.5	4.5	4.4	8.8
Rehabilitation and other non-cash costs					0.4	0.4	0.8	0.1	0.1	0.1
Production costs					31.0	28.3	59.3	4.6	4.5	8.9
Amortisation of mining assets					1.4	1.8	3.2	0.2	0.3	0.5
Inventory change					4.1	4.7	8.8	0.6	0.7	1.3
Operating profit					8.5	10.7	19.1	1.1	1.7	3.0
Capital expenditure					5.3	2.8	8.1	0.8	0.4	1.2

				Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
TANAMI - Attributable 40%				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Volume mined	- bcm	/ - bcy	- 000	884	699	1,583	1,157	914	2,071
Treated	- tonnes /	- tons	- 000	156	119	275	172	131	303
Yield	- g/t	/ - oz/t		2.40	2.60	2.49	0.070	0.076	0.073
Gold produced	- kg	/ - oz 000		374	309	683	12	10	22
Revenue	- R/kg	/ - $/oz	- sold	71,921	71,212	71,600	326	351	337
Total cash costs	- R/kg	/ - $/oz	- produced	58,437	64,824	61,327	265	320	289
PRODUCTIVITY									
per employee	- g	/ - oz	- target	1,547	1,476	1,511	49.74	47.45	48.59
			- actual	1,327	535	795	42.65	17.20	25.54
FINANCIAL RESULTS (MILLION)									
Gold revenue				26.9	22.0	48.9	3.9	3.5	7.4
Cost of sales				22.4	21.8	43.9	3.3	3.4	6.7
Cash operating costs				21.1	19.4	40.4	3.1	3.1	6.1
Other cash costs				0.8	0.7	1.5	0.1	0.1	0.2
Total cash costs				21.9	20.1	41.9	3.2	3.2	6.3
Rehabilitation and other non-cash costs				0.3	0.2	0.4	-	-	0.1
Production costs				22.2	20.3	42.3	3.2	3.2	6.4
Amortisation of mining assets				0.5	1.3	1.7	0.1	0.2	0.3
Inventory change				(0.3)	0.2	(0.1)	-	-	-
Operating profit				4.5	0.2	5.0	0.6	0.1	0.7
Capital expenditure				3.5	1.5	5.0	0.5	0.2	0.7

AUSTRALASIAN REGION

				Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
UNION REEFS				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Volume mined	- bcm / - bcy	- 000		1,486	1,378	2,864	1,944	1,803	3,747
Treated	- tonnes / - tons	- 000		713	675	1,388	786	745	1,530
Yield	- g/t / - oz/t			1.28	1.20	1.24	0.037	0.035	0.036
Gold produced	- kg / - oz 000			911	810	1,721	29	26	55
Revenue	- R/kg / - $/oz	- sold		73,228	70,671	71,991	330	349	339
Cash costs	- R/kg / - $/oz	- produced		58,382	61,601	59,897	264	304	283
PRODUCTIVITY									
per employee	- g / - oz	- target		1,503	1,491	1,497	48.33	47.93	48.13
		- actual		1,342	566	815	43.14	18.18	26.21
FINANCIAL RESULTS (MILLION)									
Gold revenue				70.9	64.2	135.1	10.3	10.2	20.5
Cost of sales				64.5	65.2	129.7	9.3	10.4	19.7
Cash operating costs				53.2	49.9	103.1	7.7	7.9	15.6
Other cash costs				-	-	-	-	-	-
Total cash costs				53.2	49.9	103.1	7.7	7.9	15.6
Rehabilitation costs				2.3	2.3	4.6	0.3	0.4	0.7
Production costs				55.5	52.2	107.7	8.0	8.3	16.3
Amortisation of mining assets				4.8	4.3	9.1	0.7	0.7	1.4
Inventory change				4.2	8.7	12.9	0.6	1.4	2.0
Operating profit				6.4	(1.0)	5.4	1.0	(0.2)	0.8
Capital expenditure				0.3	1.9	2.2	-	0.3	0.3

		Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000	Quarter ended June 2000	Quarter ended March 2000	Six months ended June 2000
BROCKS CREEK		Rand / Metric			Dollar / Imperial		
OPERATING RESULTS							
GOLD							
Volume mined	- bcm / - bcy - 000	73	241	314	95	316	411
Treated	- tonnes / - tons - 000	325	283	608	358	312	670
Yield	- g/t / - oz/t	1.24	1.63	1.42	0.036	0.047	0.041
Gold produced	- kg / - oz 000	402	459	862	13	15	28
Revenue	- R/kg / - $/oz - sold	72,235	71,261	71,734	327	350	339
Cash costs	- R/kg / - $/oz - produced	42,199	51,875	47,359	192	255	226
PRODUCTIVITY							
per employee	- g / - oz - target	754	3,400	2,077	24.23	109.31	66.77
	- actual	2,337	838	1,197	75.15	26.96	38.47
FINANCIAL RESULTS (MILLION)							
Gold revenue		31.1	32.4	63.5	4.5	5.1	9.6
Cost of sales		23.6	24.8	48.6	3.5	3.9	7.4
Cash operating costs		17.0	23.3	40.3	2.5	3.7	6.2
Other cash costs		-	0.5	0.5	-	0.1	0.1
Total cash costs		17.0	23.8	40.8	2.5	3.8	6.3
Rehabilitation costs		(2.8)	(2.4)	(5.1)	(0.4)	(0.4)	(0.8)
Production costs		14.2	21.4	35.7	2.1	3.4	5.5
Amortisation of mining assets		5.2	9.6	14.8	0.8	1.5	2.3
Inventory change		4.2	(6.2)	(1.9)	0.6	(1.0)	(0.4)
Operating profit		7.5	7.6	14.9	1.0	1.2	2.2
Capital expenditure		1.3	0.4	1.7	0.2	0.1	0.2



ADMINISTRATION

Registered and Corporate Office

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6108

**Authorised Representative
United States of America**

Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210

Transfer Secretaries

Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792

ADS Depositary

The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1 212 815 2711
Fax: +1 212 571 3050

United Kingdom Registrar

Computershare Services PLC
PO Box 82
The Pavilions, Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australian Office

Level 11, 60 City Road
Southbank, Victoria 3006
Australia
Telephone: +61 3 9684 4999
Fax: +61 3 9696 9977

United Kingdom Secretaries

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Australian Share Registry

Computershare Registry Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710

CONTACTS

SOUTH AFRICA

Steve Lenahan (Investor Relations)

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6248
Fax: +27 11 637 6107
E-mail: slenahan@anglogold.com

James Duncan (Media)

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6147
Fax: +27 11 637 6399/6400
E-mail: jduncan@anglogold.com

UNITED KINGDOM

Alex Buck

4th Floor, 12 St James's Square
London SW1Y 4RB
England
Telephone: +44 20 7849 5630
Fax: +44 20 7849 6137
E-mail: abuck@anglogold.com

UNITED STATES OF AMERICA

Charles Carter

509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Telephone: (800) 417 9255 (toll free in the USA) or
+1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com

AUSTRALIA

Andrea Maxey

Level 11, 60 City Road
Southbank
Victoria 3006
Australia
Telephone: +61 3 9684 4920
Fax: +61 3 9684 4951
E-mail: amaxey@anglogold.com.au

General E-mail enquiries
investors@anglogold.com

AngloGold website
http://www.anglogold.com

***Global Buy*DIRECT**SM

The Bank of New York maintains a direct share purchase and dividend reinvestment plan for AngloGold.

For additional information, please visit The Bank of New York's website at www.globalbuydirect.com or call Shareholder Relations at 1-888-BNY-ADRS or write to:

The Bank of New York
Shareholder Relations Department –
*Global Buy*DIRECTSM
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 11 JULY 2003   By: /s/ C R BULL

                                                 Name: C R Bull
                                                 Title: Company Secretary